As filed with the Securities and Exchange Commission on November 10, 1998
                                                       REGISTRATION NO.333-58757

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6


                             ----------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                             ----------------------

                PHOENIX HOME LIFE VARIABLE UNIVERSAL LIFE ACCOUNT
                              (EXACT NAME OF TRUST)
                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                             ----------------------
                                ONE AMERICAN ROW
                           HARTFORD, CONNECTICUT 06115
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                             DONA D. YOUNG, ESQUIRE
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                ONE AMERICAN ROW
                           HARTFORD, CONNECTICUT 06115
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)

                             ----------------------

                                               COPIES TO:
                    MICHAEL BERENSON, ESQ.                                             EDWIN L. KERR, ESQ.
      JORDEN BURT BOROS CICCHETTI BERENSON & JOHNSON LLP                                     COUNSEL
                 1025 THOMAS JEFFERSON ST. NW                              PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                        SUITE 400 EAST                                                  ONE AMERICAN ROW
                   WASHINGTON, DC 20007-0805                                      HARTFORD, CONNECTICUT 06115

                             ----------------------

Approximate date of proposed public offering:

   It is proposed that this filing will become effective (check appropriate box)
          / /  immediately upon filing pursuant to paragraph (b) of Rule 485
          / /  on November 12, 1998 pursuant to paragraph (b) of Rule 485
          / /  60 days after filing pursuant to paragraph (a)(1) of Rule 485
          / /  on        pursuant to paragraph (a)(1) of Rule 485
   If appropriate, check the following box:
          / /  this Post-Effective Amendment designates a new effective date for a previously filed Post-Effective Amendment.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================



                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                             CAPTION IN PROSPECTUS
-----------                                             ---------------------
       1                     Phoenix and the VUL Account
       2                     Phoenix and the VUL Account
       3                     Not Applicable
       4                     Sales of Policies
       5                     Phoenix and the VUL Account
       6                     Phoenix and the VUL Account
       7                     Not Applicable
       8                     Not Applicable
       9                     Legal Proceedings
      10                     The Rider
      11                     Investments of the VUL Account
      12                     Investments of the VUL Account
      13                     Charges and Deductions; Investments of the VUL Account
      14                     The Rider
      15                     The Rider
      16                     Investments of the VUL Account
      17                     The Rider
      18                     The Rider; Investments of the VUL Account
      19                     Voting Rights; Reports
      20                     Not Applicable
      21                     The Rider
      22                     Not Applicable
      23                     Safekeeping of the VUL Account's Assets
      24                     Not Applicable
      25                     Phoenix and the VUL Account
      26                     Charges and Other Deductions; Investments of the VUL Account
      27                     Phoenix and the VUL Account
      28                     Phoenix and the VUL Account; The Directors and Executive Officers of Phoenix
      29                     Not Applicable
      30                     Not Applicable
      31                     Not Applicable
      32                     Not Applicable
      33                     Not Applicable
      34                     Not Applicable
      35                     Phoenix and the VUL Account
      36                     Not Applicable
      37                     Not Applicable
      38                     Sales of Policies
      39                     Sales of Policies
      40                     Not Applicable
      41                     Sales of Policies
      42                     Not Applicable
      43                     Not Applicable
      44                     The Rider
      45                     Not Applicable



N-8B-2 ITEM                                             CAPTION IN PROSPECTUS
-----------                                             ---------------------
      46                     The Rider
      47                     The Rider
      48                     Not Applicable
      49                     Not Applicable
      50                     Not Applicable
      51                     Phoenix and the VUL Account; The Rider; Charges and Deductions
      52                     Investments of the VUL Account
      53                     Federal Tax Considerations
      54                     Not Applicable
      55                     Not Applicable
      56                     Not Applicable
      57                     Not Applicable
      58                     Not Applicable
      59                     Not Applicable

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY


HOME OFFICE:                                           PHOENIX VARIABLE PRODUCTS
One American Row                                         MAIL OPERATIONS (VPMO):
Hartford, CT 06115                                                   PO Box 8027
                                                           Boston, MA 02266-8027

                       VARIABLE INSURANCE ADDITIONS RIDER

                                   PROSPECTUS


                                November 12, 1998



    This Prospectus describes a Variable Insurance Additions Rider (the "Rider"), offered by Phoenix Home Life Mutual Insurance Company ("Phoenix"). The Rider provides Variable Insurance Additions ("VIAs") that are in addition to the base insurance coverage under the single life policy whose death benefit and cash value do not vary according to the performance of the Subaccounts (the "Policy"). The death benefit and cash value of the Rider varies according to the performance of the Subaccounts to which the Rider Cash Value is allocated.

    You may allocate Rider Cash Value to one or more of the Subaccounts of the Phoenix Home Life Variable Universal Life Account (the "VUL Account"). The assets of the Subaccounts are used to purchase, at Net Asset Value, shares of a designated underlying mutual fund (collectively, the "Funds") in the following series of underlying VUL Account Fund options:

================================================================================
            SERIES                                     ADVISER
================================================================================
THE PHOENIX EDGE SERIES FUND
[bullet] Money Market                        [square] Phoenix Investment Counsel, Inc.
[bullet] Multi-Sector Fixed Income           [square] Phoenix Investment Counsel, Inc.
[bullet] International                       [square] Phoenix Investment Counsel, Inc.
[bullet] Strategic Theme                     [square] Phoenix Investment Counsel, Inc.
[bullet] Engemann Nifty Fifty                [square] Phoenix Investment Counsel, Inc.
[bullet] Phoenix Value Equity                [square] Phoenix Investment Counsel, Inc.
[bullet] Seneca Mid-Cap Growth               [square] Phoenix Investment Counsel, Inc.
[bullet] Growth                              [square] Phoenix Investment Counsel, Inc.
[bullet] Strategic Allocation                [square] Phoenix Investment Counsel, Inc.
[bullet] Balanced                            [square] Phoenix Investment Counsel, Inc.
[bullet] Research Enhanced Index             [square] Phoenix Investment Counsel, Inc.
[bullet] Phoenix Growth & Income             [square] Phoenix Investment Counsel, Inc.
[bullet] Schafer Mid-Cap Value               [square] Phoenix Investment Counsel, Inc.
[bullet] Real Estate Securities              [square] Duff & Phelps Investment Management Co.
[bullet] Aberdeen New Asia                   [square] Phoenix-Aberdeen International Advisors, LLC
WANGER ADVISORS TRUST
[bullet] U.S. Small Cap                      [square] Wanger Asset Management, L.P.
[bullet] International Small Cap             [square] Wanger Asset Management, L.P.

TEMPLETON VARIABLE PRODUCTS SERIES FUND
[bullet] Templeton Stock                     [square] Templeton Investment Council, Inc.
[bullet] Templeton Asset Allocation          [square] Templeton Investment Council, Inc
[bullet] Templeton International             [square] Templeton Investment Council, Inc
[bullet] Templeton Developing Markets        [square] Templeton Asset Management, Ltd.
[bullet] Templeton Mutual Shares Investments [square] Franklin Mutual Advisers, Inc.

================================================================================

    The Rider Cash Value allocated to the VUL Account is not guaranteed and will vary with the investment performance of the underlying Fund. The Rider and any VIAs will remain in effect while the Policy Value or Cash Surrender Value is sufficient to pay certain monthly charges imposed in connection with the Policy.

    This Prospectus is valid only if accompanied by or preceded by current prospectuses for the Funds. This Prospectus and the prospectuses for the Funds should be read and retained for future reference.

    The Riders are not deposits or obligations of, or guaranteed or endorsed by, any financial institution or credit union and are not federally insured by the Federal Deposit Insurance Corporation ("FDIC") or any other agency. Investments in the Riders are subject to investment risk including the fluctuation of Cash Values and the possible loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

Heading                                                   Page
--------------------------------------------------------------------------------

VARIABLE INSURANCE ADDITIONS RIDER                           1
TABLE OF CONTENTS.........................................   3
SPECIAL TERMS.............................................   4
SUMMARY...................................................   4
PERFORMANCE HISTORY.......................................   5
PHOENIX AND THE VUL ACCOUNT...............................   6
 Phoenix..................................................   6
 The VUL Account .........................................   6
THE RIDER ................................................   7
 Introduction ............................................   7
 Eligible Purchasers .....................................   7
 Purchase of VIAs ........................................   7
 Subaccount Allocation....................................   7
 Transfer of Rider Cash Value.............................   7
 Determination of Subaccount Values.......................   7
 Death Benefit............................................   8
 Surrenders...............................................   8
 Rider Loans..............................................   8
 Termination of the Rider.................................   8
INVESTMENTS OF THE VUL ACCOUNT............................   8
 Participating Investment Funds...........................   8
 Investment Advisers......................................  10
 Services of the Advisers.................................  10
 Reinvestment and Redemption..............................  11
 Substitution of Investments..............................  11
CHARGES AND DEDUCTIONS....................................  11
 Monthly Deduction........................................  11
  Cost of Insurance.......................................  11
 Mortality and Expense Risk Charge........................  11
 Investment Management Charge.............................  11
 Other Charges--Taxes.....................................  11
GENERAL PROVISIONS........................................  11
 Postponement of Payments.................................  11
 Change of Owner or Beneficiary...........................  12
PAYMENT OF PROCEEDS.......................................  12
 Surrender and Death Benefit Proceeds.....................  12
FEDERAL TAX CONSIDERATIONS................................  12
 Introduction.............................................  12
 Phoenix's Tax Status.....................................  12
 Rider Benefits...........................................  12
 Diversification Standards................................  12
 Other Taxes..............................................  13
VOTING RIGHTS.............................................  13
 The Funds................................................  13
 Phoenix..................................................  13
THE DIRECTORS AND EXECUTIVE OFFICERS OF PHOENIX...........  13
SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS...................  15
SALES OF POLICIES ........................................  15
STATE REGULATION .........................................  15
REPORTS ..................................................  15
LEGAL PROCEEDINGS ........................................  15
LEGAL MATTERS ............................................  15
REGISTRATION STATEMENT ...................................  15
YEAR 2000 ISSUE...........................................  15
FINANCIAL STATEMENTS .....................................  15


                                 _______________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                                 _______________

The Rider is not available in all States.

SPECIAL TERMS
--------------------------------------------------------------------------------
As used in this Prospectus, the following terms have the indicated meanings:

BENEFICIARY: The person or persons specified by the Owner as entitled to receive the death benefits under a Policy.

CONVERSION DATE: The Valuation Date on or next following the Rider Date.


FUND(S): The Phoenix Edge Series Fund, Wanger Advisors Trust and Templeton Variable Products Series Fund.


GENERAL ACCOUNT: The general asset account of Phoenix.

IN FORCE: Condition under which the coverage under a Rider is in effect and the Insured's life remains insured.

INSURED: The person upon whose life the Policy is issued.

IN WRITING (WRITTEN REQUEST): In a written form satisfactory to Phoenix and delivered to VPMO.

MONTHLY CALCULATION DAY: The first Monthly Calculation Day is the Conversion Date. Subsequent Monthly Calculation Days are the Valuation Dates on or next following the same day of each month as the Policy Date of Issue. If a month ends before reaching that day, the Monthly Calculation Day will be the Valuation Date on or next following the last day of the month.

NET ASSET VALUE: The worth of one share of a Series of a Fund at the end of a Valuation Period. Net Asset Value is computed by adding the value of all a Series' holding plus other assets, minus liabilities and then dividing the result by the number of shares outstanding.

PAID-UP ADDITIONS: Nonvariable paid-up additions as described in the Policy.

PAYMENT DATE: The Valuation Date on which a premium payment or loan repayment is received at VPMO unless it is received after the close of the New York Stock Exchange ("NYSE"), in which case it will be the next Valuation Date.

POLICYOWNER (OWNER, YOU, YOUR): The Owner of a single life traditional insurance policy.

PROPORTIONATE (PRO RATA): Amounts allocated to Subaccounts on a proportionate basis are allocated by increasing (or decreasing) a Rider's share in the value of the affected Subaccounts so that such shares maintain the same ratio to each other before and after the allocation.

RIDER: Variable Insurance Additions Rider.

RIDER CASH VALUE: The cash value of the VIAs. It is the sum of a Rider's share in the value of each Subaccount.

RIDER DATE: The effective date of the Rider as shown on the first page of the Rider.

SERIES: A separate investment portfolio of the Fund.

SUBACCOUNTS: Accounts within Phoenix's VUL Account to which assets under the Rider are allocated.

UNIT: A standard of measurement used in determining the value of a Rider. The value of a Unit for each Subaccount will reflect the investment performance of that Subaccount and will vary in dollar amount.

VALUATION DATE: For any Subaccount, each date on which the Net Asset Value of the Fund is determined.

VALUATION PERIOD: For any Subaccount, the period in days from the end of one Valuation Date through the next.

VIAS (VARIABLE INSURANCE ADDITIONS): Units of variable insurance that are in addition to the insurance under the Policy.

VPMO: The Variable Products Mail Operation Division of Phoenix that receives and processes incoming mail for Variable Products Operations.

VUL ACCOUNT (ACCOUNT): Phoenix Home Life Variable Universal Life Account.

VULA: Variable and Universal Life Administration Division of Phoenix.

WE (OUR, US, COMPANY, PHOENIX): Phoenix Home Life Mutual Insurance Company, Hartford, Connecticut.


SUMMARY
--------------------------------------------------------------------------------
    The following summary of Prospectus information of the Rider should be read with the detailed information appearing elsewhere in this Prospectus. See "Table of Contents" and "Special Terms."


INVESTMENT FEATURES
    PURCHASE OF VIAS
    On the Conversion Date, the Policy Paid-up Additions will be canceled, and the Cash Value will be used to purchase VIAs. After the Conversion Date, the Policy annual dividends will be used to purchase additional VIAs. These annual dividends do not include Paid-up Additions dividends.

    SUBACCOUNT ALLOCATION
    Amounts purchasing VIAs will be allocated to the VUL Account Subaccounts according to the Rider election form allocation schedule, or as last changed by you. You may change the allocation schedule by telephone or by Written Request.

    REDEMPTIONS
    o Generally, the Rider may not be used as collateral for policy loans. However, when a Policy loan is processed, some VIAs may be surrendered to increase the Policy's maximum loan value. Surrenders of some VIAs will not apply to automatic premium loans under the Policy.

    o Partial or full surrenders may be taken anytime provided that you submit a Written Request to VPMO. The full surrender amount is the Rider Cash Value at the end of the Valuation Period in which the request is received.

INSURANCE PROTECTION FEATURE
    DEATH BENEFIT

    The death benefit amount will equal the Rider Cash Value divided by a net single premium factor. That factor represents the premium rate at the Insured's current age for one dollar of paid up life insurance. It is based on the mortality and interest rates stated in the Policy's Basis of Calculations.



DEDUCTIONS AND CHARGES
    FROM RIDER CASH VALUE
    A monthly cost of insurance charge will be assessed from the Rider Cash Value to compensate us for the cost of insurance.

    FROM THE VUL ACCOUNT
    A charge for certain mortality and expense risks of .50% annually will be assessed from the VUL Account to compensate for certain risks assumed in connection with the Rider.

    FROM THE FUND
    The assets of the VUL Account are used to purchase, at Net Asset Value, shares of a designated underlying Fund. This Net Asset Value reflects investment management fees and other direct expenses. See "Investment Management Charge."


ADDITIONAL INFORMATION
    TERMINATION OF THE RIDER
    The Rider will cancel upon Policy surrender, Policy lapse or full surrender of the VIAs.

    TAX EFFECTS
    Generally, under current federal income tax law, death benefits are not subject to income tax and Rider Cash Value earnings are not subject to income tax unless there is a distribution from the Policy. Loans, partial surrenders or Policy cancellation may result in recognition of income for tax purposes.


PERFORMANCE HISTORY
--------------------------------------------------------------------------------

    From time to time, the VUL Account may include the performance history of any or all Subaccounts in advertisements, sales literature or reports. Performance information about each Subaccount is based on past performance only and is not an indication of future performance. THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE. THEY DO NOT ILLUSTRATE HOW ACTUAL PERFORMANCE WILL AFFECT THE BENEFITS UNDER A POLICY BECAUSE THEY DO NOT REFLECT THE MONTHLY COST OF INSURANCE CHARGE. FOR THIS INFORMATION SEE APPENDIX B "ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES AND CASH SURRENDER VALUES." Performance information may be expressed as yield and effective yield of the Money Market Subaccount, as yield of the Multi-Sector Subaccount and as total return of any Subaccount. Current yield for the Money Market Subaccount will be based on the income earned by the Subaccount over a given seven-day period (less mortality and expense risk charges taken during the period) and then annualized, i.e., the income earned in the period is assumed to be earned every seven days over a 52-week period and is stated in terms of an annual percentage return on the investment. Effective yield is calculated similarly but reflects the compounding effect of earnings on reinvested dividends. Yield and effective yield reflect the Mortality and Expense Risk charge on the VUL Account level.


    Yield calculations of the Money Market Subaccount used for illustration purposes are based on the consideration of a hypothetical participant's account having a balance of exactly one Unit at the beginning of a seven-day period, which period will end on the date of the most recent financial statements. The yield for the Subaccount during this seven-day period will be the change in the value of the hypothetical participant's account's original Unit. The following is an example of this yield calculation for the Money Market Subaccount based on a seven-day period ending December 31, 1997.

Example:

Assumptions:

Value of hypothetical pre-existing account with exactly one unit
  at the beginning of the period:................................       1.741679
Value of the same account (excluding capital changes) at the
  end of the seven-day period:...................................       1.742998
Calculation:
  Ending account value ..........................................       1.742998
  Less beginning account value ..................................       1.741679
  Net change in account value ...................................       0.001320
Base period return:
 (adjusted change/beginning account value) ......................       0.000758
Current yield = return x (365/7) = ..............................          3.95%
Effective yield = [(1 + return)(365/7)] - 1 = ...................          4.03%

    The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to cost of insurance charges which will be deducted on the VUL Account level.

    For the Multi-Sector Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the maximum offering price per unit on the last day of the period.

    When a Subaccount advertises its average annual total return, it will be calculated for one year, five years, and ten years or since inception if the Subaccount has not been in existence for at least ten years. Total return is measured by comparing the value of a hypothetical $10,000 investment in the Subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of the mortality and expense.


    The Rider has been offered to the public only since November 12, 1998. However, performance date for a Subaccount will be presented in sales materials for as long a period of time as the Series underlying that Subaccount has operated. For periods preceding the offering of the Rider, the performance data will reflect actual Series performance, as adjusted by the assumed deduction of the mortality and expense risk charge.

    Below are quotations of average annual total return calculated as described above for all Subaccounts with at least one year of results. RIDER CHARGES (INCLUDING COST OF INSURANCE) ARE NOT REFLECTED.


            AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED 12/31/97
            ---------------------------------------------------------

               COMMENCEMENT                                   SINCE
SERIES             DATE       1 YEAR   5 YEARS   10 YEARS   INCEPTION
------             ----       ------   -------   --------   ---------
Multi-Sector...   1/1/83      10.53%    10.52%    10.28%     10.46%
Balanced.......   5/1/92      17.35%    10.60%       N/A     11.01%
Allocation.....   9/17/84     20.13%    10.69%    11.64%     12.63%
Growth.........   1/1/83      20.48%    16.14%    16.92%     17.93%
International..   5/1/90      11.49%    14.50%       N/A      8.42%
Money Market...  10/10/82      4.66%     3.99%     5.15%      5.88%
Real Estate....   5/1/95      21.45%       N/A       N/A     26.95%
Theme..........   1/29/96     16.59%       N/A       N/A     13.75%
Asia...........   9/17/96    (32.73%)      N/A       N/A    (26.51%)
Enhanced Index.   7/15/97        N/A       N/A       N/A      5.61%
U.S. Small Cap.   5/1/95      28.78%       N/A       N/A     34.06%
Int'l. Small
Cap............   5/1/95      (1.95%)      N/A       N/A     22.81%


                               ANNUAL TOTAL RETURN
                               -------------------

             MULTI-                   ALLO-                   INTER-      MONEY
  YEAR       SECTOR     BALANCED     CATION      GROWTH      NATIONAL     MARKET
  ----       ------     --------     ------      ------      --------     ------
1983....      5.47%         N/A         N/A      32.22%          N/A      7.79%
1984....     10.78%         N/A      (1.21%)     10.11%          N/A      9.67%
1985....     20.00%         N/A      26.69%      34.24%          N/A      7.49%
1986....     18.69%         N/A      15.10%      19.86%          N/A      5.98%
1987....      0.60%         N/A      12.16%       6.48%          N/A      5.97%
1988....      9.89%         N/A       1.83%       3.39%          N/A      6.90%
1989....      7.70%         N/A      19.27%      35.39%          N/A      8.65%
1990....      4.67%         N/A       5.22%       3.55%       (8.74%)     7.67%
1991....     18.97%         N/A      28.64%      42.00%       19.07%      5.45%
1992....      9.52%       8.44%      10.10%       9.75%      (13.26%)     3.06%
1993....     15.33%       8.06%      10.46%      19.09%       37.72%      2.35%
1994....     (5.93%)     (3.32%)     (1.89%)      0.96%       (0.44%)     3.31%
1995....     22.91%      22.72%      17.61%      30.23%        9.04%      5.16%
1996....     11.86%      10.01%       8.50%      12.02%       18.06%      4.50%
1997....     10.53%      17.35%      20.13%      20.48%       11.49%      4.66%


              REAL                           ENHANCED      U.S.          INT'L.
YEAR         ESTATE    THEME      ASIA        INDEX      SMALL CAP     SMALL CAP
----         ------    -----      ----        -----      ---------     ---------
1995....     17.42%      N/A        N/A         N/A       16.24%        34.23%
1996....     32.60%    9.89%      0.01%         N/A       46.08%        31.54%
1997....     21.45%   16.59%    (32.73%)      5.61%*      28.78%        (1.95%)


*From inception.


    Advertisements, sales literature and other communications may contain information about any Series' or Adviser's current investment strategies and management style. Current strategies and style may change to respond to changing market and economic conditions. From time to time, the Series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the Series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately, as a return figure, the equity or bond portion of a Series' portfolio; or compare a Series' equity or bond return figure to well-known indices of market performance including, but not limited to, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), Dow Jones Industrial Average, First Boston High Yield Index and Salomon Brothers Corporate and Government Bond Indices.

    The VUL Account may, from time to time, include in advertisements containing total return the ranking of those performance figures relative to such figures for groups of Subaccounts having similar investment objectives as categorized by ranking services such as Lipper Analytical Services, Inc., CDA Investment Technologies, Inc., Weisenberger Financial Services, Inc. and Morningstar, Inc. Additionally, the Funds may compare a Series' performance results to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in various publications such as Changing Times, Forbes, Fortune, Money, Barrons, Business Week, Investor's Business Daily, The Stanger Register, Stanger's Investment Adviser, The Wall Street Journal, The New York Times, Consumer Reports, Registered Representative, Financial Planning, Financial Services Weekly, Financial World, U.S. News and World Report, Standard & Poor's, The Outlook and Personal Investor. The Funds may, from time to time, illustrate the benefits of tax deferral by comparing taxable investments to investments made through tax-deferred retirement plans. The total return also may be used to compare the performance of a Series against certain widely acknowledged outside standards or indices for stock and bond market performance, such as the S&P 500, Dow Jones Industrial Average, Europe Australia Far East Index (EAFE), Consumer Price Index, Lehman Brothers Corporate Index and Lehman Brothers T-Bond Index. The S&P 500 is a commonly quoted measure of stock market performance and represents common stocks of companies of varying sizes segmented across 90 different industries which are listed on the NYSE, the American Stock Exchange and traded over the NASDAQ National Market System.

    The Funds' Annual Reports, available upon request and without charge, contain a discussion of the performance of the Funds and a comparison of that performance to a securities market index.


PHOENIX AND THE VUL ACCOUNT
--------------------------------------------------------------------------------
PHOENIX
    Phoenix is a mutual life insurance company originally chartered in Connecticut in 1851 and redomiciled to New York in 1992. Its executive office is at One American Row, Hartford, Connecticut 06115 and its main administrative office is at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-1900. Its New York principal office is at 10 Krey Boulevard, East Greenbush, New York 12144. Phoenix is the nation's 9th largest mutual life insurance company and has consolidated assets of $18.5 billion. We sell insurance policies and annuity contracts through our own field force of full-time agents and through brokers. Our operations are conducted in all 50 states, the District of Columbia, Canada and Puerto Rico.


THE VUL ACCOUNT
    The VUL Account is a separate account of Phoenix formed on June 17, 1985 and governed under the laws of New York. It is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"), as amended, and it meets the definition of a "separate account" under that Act. Such registration does not involve supervision of the management of the VUL Account or Phoenix by the SEC.

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    The VUL Account currently has twenty-two Subaccounts available for allocation of Rider Cash Value. If in the future we determine that marketing needs and investment conditions warrant, we may establish additional Subaccounts, which will be made available to existing Policy or Rider owners to the extent and on a basis determined by Phoenix. Each Subaccount will invest solely in shares of the Funds allocable to one of the available portfolios, each having the specified investment objective set forth under "Investments of the VUL Account--Participating Mutual Funds."


    Phoenix does not guarantee the investment performance of the VUL Account or any of its Subaccounts. The Rider Cash Value depends on the investment performance of the Fund. Therefore, you bear the full investment risk for all monies invested in the VUL Account.

    The VUL Account is administered and accounted for as part of the general business of Phoenix. However, the income, gains or losses of the VUL Account are credited to or charged against the assets held in the VUL Account, without regard to other income, gains or losses of any other business Phoenix may conduct. Under New York law, the assets of the VUL Account are not chargeable with liabilities arising out of any other business Phoenix may conduct. Nevertheless all obligations arising under the Rider are general corporate obligations of Phoenix.


THE RIDER
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INTRODUCTION
    The Rider is a Variable Insurance Additions Rider. VIAs have a death benefit and cash value as is associated with traditional Paid-Up Additions. VIAs differ from traditional Paid-Up Additions, however, because you specify in which of several Subaccounts of the VUL Account the VIA's Cash Value is to be allocated. Each Subaccount of the VUL Account, in turn, invests its assets exclusively in a series of the Fund. The Rider's death benefit and Cash Value vary reflecting the investment performance of the Series to which the Rider Cash Value has been allocated.


ELIGIBLE PURCHASERS
    You may elect to add VIAs if the Policy has been In Force for at least two years, the dividend option is Paid-Up Additions, the nonloaned Paid-Up Additions cash value are at least $1,000, and you have not previously elected and canceled the Rider.


PURCHASE OF VIAS
    On the Conversion Date, any Paid-up Additions under the Policy will be canceled, and their cash value applied to purchase VIAs. After the Conversion Date any annual dividends apportioned to the Policy will be applied to purchase additional VIAs. Such annual dividends do not include dividends on any Paid-up Additions.


SUBACCOUNT ALLOCATION
    Any amount applied to purchase VIAs will be allocated to the Subaccounts of the VUL Account according to the asset allocation schedule in the Rider election form, or as last changed by you. You may change the allocation schedule by telephone or by Written Request.


TRANSFER OF RIDER CASH VALUE
    You may transfer all or some of the Rider Cash Value among the Subaccounts by telephone or by Written Request.

    You may request transfers among available Subaccounts in writing or by calling (800) 892-4885, between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time. Unless you elect in writing not to authorize telephone transfers, telephone transfer orders also will be accepted from your registered representative. Phoenix and Phoenix Equity Planning Corporation ("PEPCO") will employ reasonable procedures to confirm those telephone instructions are genuine. They will require address verification, identical account registrations and will record telephone instructions on tape. All telephone exchanges will be confirmed in writing to you. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, Phoenix and PEPCO may be liable for following telephone instructions for transfers that are fraudulent. However, you would bear the risk of loss resulting from instructions entered by an unauthorized third party that Phoenix and PEPCO reasonably believe to be genuine. The telephone transfer privilege may be modified or canceled at anytime, and during times of extreme market volatility, it may be difficult to exercise. In such cases, you should submit a Written Request.

    We reserve the right to limit the number of transfers made each year while the Rider is In Force. However, you will be permitted at least six transfers each year while the Rider is In Force. In addition, we reserve the right to set a minimum transfer amount not to exceed $500. A transfer will take effect on the date the request is received at VPMO.

    We reserve the right to limit the number of Subaccounts you may elect to a total of 18 at any one time and/or over the life of the Rider unless required to be less to comply with changes in federal and/or state regulation, including tax, securities and insurance law.


DETERMINATION OF SUBACCOUNT VALUES
    On each Valuation Date, the Rider's share in the value of each Subaccount is determined separately, but the valuation method used is the same for each Subaccount. A Rider's share in the value of a Subaccount on any Valuation Date equals:

    (a) The Rider's share in the value of that Subaccount as of the immediately preceding Valuation Date multiplied by the "Net Investment Factor" of that Subaccount for the current Valuation Period; plus

    (b) All amounts transferred to the Rider's share in the value of that Subaccount from another Subaccount; plus

    (c) All amounts applied to purchase VIAs allocated to that Subaccount during the current Valuation Period; minus

    (d) All amounts transferred from the Rider's share in the value of that Subaccount to another Subaccount during the current Valuation Period; minus

    (e) Any portion of the monthly deduction allocated to the Rider's share in the value of that Subaccount during the current Valuation Period; minus

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    (f) All reductions in the Rider Cash Value allocated to the Rider's share in the value of that Subaccount due to any partial surrenders made during the current Valuation Period.

    The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where:

    (a) is the result of:

        (i) the Net Asset Value of the Fund shares held by that Subaccount determined as of the end of the current Valuation Period (exclusive of the net value of any transactions during the current Valuation Period); plus

        (ii) the amount of any dividend (or, if applicable, any capital gain distribution) made by the Fund on shares held by that Subaccount if the "ex-dividend" date occurs during the current Valuation Period; plus/minus

        (iii) the charge or credit for any taxes incurred by or provided for in that Subaccount for the current Valuation Period.

    (b) the Net Asset Value of the Fund shares held by that Subaccount determined as of the end of the immediately preceding Valuation Period.

    (c) is a factor, equal to the sum of .50% annually held by that Subaccount, representing the Mortality and Expense Risk Charge deducted from that Subaccount during the Valuation Period.

    The Net Investment Factor may be greater than, less than or equal to one. Therefore, the Rider Cash Value may increase, decrease or remain unchanged.


DEATH BENEFIT

    The death benefit amount will equal the Rider Cash Value divided by a net single premium factor. That factor represents the premium rate at the Insured's current age for one dollar of paid up life insurance. It is based on the mortality and interest rates stated in the Policy's Basis of Calculations. The net single premium is based on the attained age and sex of the insured and on the interest rate and mortality table stated in the Policy's Basis of Calculations section.


    Upon receipt of due proof of death of the Insured while this Rider is In Force, we will pay the VIA death benefit according to the terms of the Policy.


SURRENDERS
    Anytime during the lifetime of the Insured and while the Rider is In Force, you may partially or fully surrender the Rider by sending a written release and surrender in a form satisfactory to us to VPMO. The amount available for surrender is the Rider Cash Value at the end of the Valuation Period during which the surrender request is received at VPMO.

    Upon partial or full surrender, we generally will pay the amount surrendered to you within seven days after we receive the Written Request for the surrender. Under certain circumstances, the surrender payment may be postponed. See "General Provisions--Postponement of Payments." For the federal tax effects of partial and full surrenders, see "Federal Tax Considerations."



RIDER LOANS
    VIAs may not be assigned as collateral for policy loans. The Rider Cash Value is not directly included in the loan value of the Policy. However, when an increase in the maximum loan value of the Policy is needed to process the full amount of a policy loan request or to secure indebtedness under the Policy, Paid-Up Additions, having cash value included in the Policy's loan value, will be purchased through the automatic release and surrender of some VIAs to the extent needed for the resultant cash value of the Paid-Up Additions to sufficiently increase the Policy's maximum loan value. This automatic release and surrender of a portion of the VIAs to increase the Policy's maximum loan value will not apply to automatic premium loans under the Policy. Fund shares will be surrendered on a pro rata basis unless otherwise instructed.


    VIAs canceled due to a release and surrender to increase the Policy's maximum loan value through the purchase of Paid-Up Additions may not later be restored either directly or through loan repayment.


TERMINATION OF THE RIDER
    The Rider, and any VIAs provided will terminate upon the earliest of any of the events listed below:

    (a) Policy surrender;

    (b) Policy lapse;

    (c) full surrender of existing VIAs;

    (d) our receipt of a Written Request from you to cancel the Rider.



INVESTMENTS OF THE VUL ACCOUNT
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PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND
    Certain Subaccounts of the VUL Account invest in corresponding Series of The Phoenix Edge Series Fund. The Fund currently has the following Series available through the Policies:

    MONEY MARKET SERIES: The investment objective of the Money Market Series is to provide maximum current income consistent with capital preservation and liquidity. The Money Market Series invests exclusively in high quality money market instruments.

    GROWTH SERIES: The investment objective of the Growth Series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Growth Series invests principally in common stocks of corporations believed by management to offer growth potential.

    MULTI-SECTOR FIXED INCOME ("MULTI-SECTOR") SERIES: The investment objective of the Multi-Sector Series is to seek long-term total return. The Multi-Sector Series seeks to achieve its investment objective by investing in a diversified portfolio of high yield and high quality fixed income securities.


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    STRATEGIC ALLOCATION ("ALLOCATION") SERIES: The investment objective of the Allocation Series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The Allocation Series invests in stocks, bonds and money market instruments in accordance with the Investment Adviser's appraisal of investments most likely to achieve the highest total return.


    INTERNATIONAL SERIES: The investment objective of the International Series is to seek a high total return consistent with reasonable risk. The International Series invests primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The International Series provides a means for investors to invest a portion of their assets outside the United States.


    BALANCED SERIES: The investment objective of the Balanced Series is to seek reasonable income, long-term capital growth and conservation of capital. The Balanced Series invests based on combined considerations of risk, income, capital enhancement and protection of capital value.

    REAL ESTATE SECURITIES ("REAL ESTATE") SERIES: The investment objective of the Real Estate Series is to seek capital appreciation and income with approximately equal emphasis. Under normal circumstances, it invests in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

    STRATEGIC THEME ("THEME") SERIES: The investment objective of the Theme Series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Theme Series invests primarily in common stocks believed to have substantial potential for capital growth.

    ABERDEEN NEW ASIA ("ASIA") SERIES: The investment objective of the Asia Series is to seek long-term capital appreciation. The Asia Series invests primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

    RESEARCH ENHANCED INDEX ("ENHANCED INDEX") SERIES: The investment objective of the Enhanced Index Series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. The Enhanced Index Series invests in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

    ENGEMANN NIFTY FIFTY ("NIFTY FIFTY") SERIES: The investment objective of the Nifty Fifty Series is to seek long-term capital appreciation by investing in approximately 50 different securities which offer the best potential for long-term growth of capital. At least 75% of the Series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.


    SENECA MID-CAP GROWTH ("SENECA MID-CAP") SERIES: The investment objective of the Seneca Mid-Cap Series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The Series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.


    PHOENIX GROWTH AND INCOME ("GROWTH & INCOME") SERIES: The investment objective of the Growth & Income Series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The Growth & Income Series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.

    PHOENIX VALUE EQUITY ("VALUE") SERIES: The primary investment objective of the Value Series is long-term capital appreciation, with a secondary investment objective of current income. The Value Series seeks to achieve its objective by investing in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.

    SCHAFER MID-CAP VALUE ("SCHAFER MID-CAP") SERIES: The primary investment objective of the Schafer Mid-Cap Series is to seek long-term capital appreciation, with current income as the secondary investment objective. The Schafer Mid-Cap Series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase which are believed to offer the possibility of increase in value.

WANGER ADVISORS TRUST
    Certain Subaccounts of the VUL Account invest in corresponding Series of the Wanger Advisors Trust. The following Series are currently available through the
Policies:

    WANGER U.S. SMALL CAP ("U.S. SMALL CAP") SERIES: The investment objective of the U.S. Small Cap Series is to provide long-term growth. The U.S. Small Cap Series invests primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

    WANGER INTERNATIONAL SMALL CAP ("INTERNATIONAL SMALL CAP") SERIES: The investment objective of the International Small Cap Series is to provide long-term growth. The International Small Cap Series invests primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Certain Subaccounts of the VUL Account invest in corresponding Series of the Templeton Variable Products Series Fund. The following Series are currently available through the Policies:

    TEMPLETON STOCK ("STOCK") SERIES: The investment objective of the Stock Series is to provide capital growth. The Stock Series


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invests primarily in common stocks issued by companies, large and small, in various nations throughout the world.

    TEMPLETON ASSET ALLOCATION ("TPT ALLOCATION") SERIES: The investment objective of the TPT Allocation Series is to seek a high level of total return through a flexible investment policy. The TPT Allocation Series invests in stocks of companies of any nation, debt securities of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world.

    TEMPLETON INTERNATIONAL ("TPT INTERNATIONAL") SERIES: The investment objective of the TPT International Series is to seek long-term capital growth through a flexible policy of investing. The TPT International Series invests in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental. Although the Series generally invests in common stock, it also may invest in preferred stocks and certain debt securities such as convertible bonds which are rated in any category by S&P or Moody's or which are unrated by any rating agency.

    TEMPLETON DEVELOPING MARKETS ("DEVELOPING MARKETS") SERIES: The investment objective of the Developing Markets Series is to seek long-term capital appreciation. The Developing Markets Series invests primarily in equity securities of issuers in countries having developing markets.

    TEMPLETON MUTUAL SHARES INVESTMENTS ("SHARES") SERIES: The primary investment objective of the Shares Series is to seek capital appreciation with income as a secondary objective. The Shares Series invests in domestic equity securities and domestic debt obligations.

    Each Series will be subject to market fluctuations and risks inherent in the ownership of any security and there can be no assurance that the stated investment objective of any Series will be realized.

    In addition to being sold to the VUL Account, shares of the Funds also are sold to the Phoenix Home Life Variable Accumulation Account, a separate account used by Phoenix to receive and invest premiums paid under certain variable annuity contracts issued by Phoenix. Shares of the Funds also may be sold to other separate accounts of Phoenix or its affiliates or of other insurance companies.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund(s) simultaneously. Although neither Phoenix nor the Fund(s) currently foresees any such disadvantages either to variable life insurance Policyowners or to variable annuity Contract Owners, the Funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance Policyowners and variable annuity Contract Owners and to determine what action, if any, should be taken in response thereto. Material conflicts could result from, for example, (1) changes in state insurance laws,
(2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the Fund(s) or (4) differences in voting instructions between those given by variable life insurance Policyowners and those given by variable annuity Contract Owners. Phoenix will, at its own expense, remedy such material conflict including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.


INVESTMENT ADVISERS
    Phoenix Investment Counsel, Inc. ("PIC") is the investment adviser to all Series in The Phoenix Edge Series Fund except the Real Estate and Asia Series. Based on subadvisory agreements with the Fund, PIC delegates certain investment decisions and research functions to subadvisers for the following Series:

    Enhanced Index Series            J. P. Morgan Investment
                                     Management, Inc.

    Nifty Fifty Series               Roger Engemann & Associates,
                                     Inc. ("Engemann")

    Seneca Mid-Cap Series            Seneca Capital Management, LLC
                                     ("Seneca")

    Schafer Mid-Cap Series           Schafer Capital Management, Inc.

    The investment adviser to the Real Estate Series is Duff & Phelps Investment Management Co. (DPIM).

    The investment adviser to the Asia Series is Phoenix-Aberdeen International Advisors LLC ("PAIA"). Pursuant to subadvisory agreements with the Fund, PAIA delegates certain investment decisions and research functions with respect to the Asia Series to PIC and Aberdeen Fund Managers, Inc.

    PIC, DPIM, Engemann and Seneca are indirect, less than wholly-owned subsidiaries of Phoenix. PAIA is jointly owned and managed by PM Holdings, Inc., a subsidiary of Phoenix, and Aberdeen Fund Managers, Inc.

    The investment adviser to the Wanger Advisors Trust is Wanger Asset Management, L.P.

    The investment adviser for the Stock, TPT Asset Allocation and TPT International Series is Templeton Investment Counsel, Inc.

    Templeton Asset Management, Ltd. is the investment adviser for the Developing Markets Series.

    Franklin Mutual Advisers, Inc. is the investment adviser for the Shares Series.


SERVICES OF THE ADVISERS
    The Advisers continuously furnish an investment program for each Series and manage the investment and reinvestment of the assets of each Series subject at all times to the authority and supervision of the Trustees. A detailed discussion of the investment advisers and subadvisers, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the Funds.

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REINVESTMENT AND REDEMPTION
    All dividend distributions of the Funds are automatically reinvested in shares of the Funds at their Net Asset Value on the date of distribution; all capital gains distributions of the Funds, if any, are likewise reinvested at the Net Asset Value on the record date. Phoenix redeems Fund shares at their Net Asset Value to the extent necessary to make payments under the Rider.


SUBSTITUTION OF INVESTMENTS
    Phoenix reserves the right, subject to compliance with the law as currently applicable or subsequently changed, to make additions to, deletions from, or substitutions for the investments held by the VUL Account. In the future, Phoenix may establish additional Subaccounts within the VUL Account, each of which will invest in shares of a designated series of the Funds with a specified investment objective. These series will be established if, and when, in the sole discretion of Phoenix, marketing needs and investment conditions warrant, and will be made available under existing Policies to the extent and on a basis to be determined by us.

    Should shares of any series of the Funds no longer be available for investment, or if in Phoenix's judgment, further investment in shares of any of the series should become inappropriate in view of the objectives of the Rider, then Phoenix may substitute shares of another mutual fund for shares already purchased, or to be purchased in the future, under the Rider. No substitution of mutual fund shares held by the VUL Account may take place without prior approval of the SEC and prior notice to you. In case of a substitution, you will be given the option of transferring the Rider Cash Value of the Subaccount in which the substitution is to occur to another Subaccount.


CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
    Charges are deducted in connection with the Rider to compensate us for: (1) providing the insurance benefits set forth in the Rider; and (2) assuming certain risks in connection with the Rider. The nature and amount of these charges are described more fully below.


MONTHLY DEDUCTION
    COST OF INSURANCE
    A charge is deducted monthly from the Rider Cash Value under a Rider ("monthly deduction") to compensate us for the cost of insurance. The monthly deduction is deducted on each Monthly Calculation Day. It is allocated among the Subaccounts of the VUL Account based on the allocation schedule for monthly deductions that you specified in the Rider election form or as later changed by you. Because portions of the monthly deduction can vary from month to month, the monthly deduction itself may vary in amounts from month to month.

    Because the cost of insurance depends upon many variables, this charge can vary from month to month. Each monthly deduction will pay for the cost of insurance from that Monthly Calculation Day up to, but not including, the next Monthly Calculation Day. The cost of insurance is equal to the cost of insurance rate for that policy month multiplied by the result of:

    (a) the VIA's Death Benefit on the Monthly Calculation Day; minus,

    (b) the Rider Cash Value on the Monthly Calculation Day.

    Cost of insurance rates are based on the sex (in most states), attained age and risk class of the Insured. The actual monthly cost of insurance rates are based on Phoenix's expectations of future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Rider. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Table with appropriate adjustment for the Insured's risk classification. Any change in the cost of insurance rates will apply to all persons of the same insurance age, sex and risk class whose Policies have been In Force for the same length of time.

    The risk class of an Insured for the Rider will be identical to that of the base Policy.


MORTALITY AND EXPENSE RISK CHARGE
    We will deduct a daily charge of 0.0000137% from the VUL Account at an annual rate of 0.50% of the average daily net assets of the VUL Account to compensate for certain risks assumed in connection with the Rider.

    The mortality risk assumed by us is that Insureds may live for a shorter time than projected because of inaccuracies in that projecting process and, accordingly, that an aggregate amount of death benefits greater than that projected will be payable. The expense risk assumed is that the expense incurred in issuing and administering the Riders will exceed the level assumed by Phoenix in pricing the Rider.

    To the extent Phoenix profits from this charge, it may use those profits for any proper purpose, such as the payment of expenses that may exceed income in a given year.


INVESTMENT MANAGEMENT CHARGE
    As compensation for investment management services to the Funds, the Advisers are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each Series.

    These Fund charges and other expenses are described more fully in the accompanying Fund Prospectuses.


OTHER CHARGES--TAXES
    Currently no charge is made to the VUL Account for federal income taxes that may be attributable to the VUL Account. We may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the VUL Account also may be made.


GENERAL PROVISIONS
--------------------------------------------------------------------------------
POSTPONEMENT OF PAYMENTS
    Payment of any amount upon complete or partial surrender, or benefits payable at death may be postponed: (i) whenever the NYSE is closed other than for customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or (ii) whenever an emergency exists, as determined by the SEC, as a

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result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the VUL Account's net assets. Transfers also may be postponed under these circumstances.


CHANGE OF OWNER OR BENEFICIARY
    The Beneficiary, as named in the Policy application or subsequently changed, will receive the Rider benefits at the Insured's death. If the named Beneficiary dies before the Insured, the contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives you, the benefits payable at the Insured's death will be paid to your estate.

    As long as the Policy is In Force, you may change the Beneficiary by written notice. A change in Beneficiary will take effect as of the date the notice is signed, whether or not the Insured is living when the notice is received by us. We will not, however, be liable for any payment made or action taken before receipt of the notice.


PAYMENT OF PROCEEDS
--------------------------------------------------------------------------------
SURRENDER AND DEATH BENEFIT PROCEEDS
    Proceeds of full or partial surrenders and the death benefit proceeds usually will be paid according to the terms of the Policy and Rider. Payment of the death benefit proceeds, however, may be delayed if the claim for payment of the death benefit proceeds needs to be investigated; e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry.

    While the Insured is living, you may elect a payment option for payment of the death benefit proceeds to the Beneficiary. You may revoke or change a prior election, unless such right has been waived. The Beneficiary may make or change an election before payment of the death benefit proceeds, unless you have made an election which does not permit such further election or changes by the Beneficiary.

    A written form satisfactory to us is required to elect, change or revoke a payment option.

    The minimum amount of surrender or death benefit proceeds that may be applied under any option is $1,000.

    If the Rider is assigned as collateral security, we will pay any amount due the assignee in one lump sum. Any remaining proceeds will remain under the option elected.


FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------
INTRODUCTION
    The ultimate effect of federal income taxes on values under the VUL Account and on the economic benefit to you or Beneficiary depends on our tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any estate and inheritance taxes, or any state, local or other tax laws. Because the discussion herein is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the tax status of any Rider. No representation is made regarding the likelihood of continuation of current federal income tax laws, Treasury regulations, or of the current interpretations by the Internal Revenue Service (the "Service"). We reserve the right to make changes to the Rider in order to assure that it will continue to qualify as life insurance for federal income tax purposes.


PHOENIX'S TAX STATUS
    Phoenix is taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"), as amended. For federal income tax purposes, the VUL Account is not a separate entity from Phoenix and its operation forms a part of Phoenix.

    Investment income and realized capital gains on the assets of the VUL Account are reinvested and taken into account in determining the value of the VUL Account. Investment income of the VUL Account, including realized net capital gains, is not taxed to us. Due to our tax status under current provisions of the Code, no charge currently will be made to the VUL Account for our federal income taxes which may be attributable to the VUL Account. We reserve the right to make a deduction for taxes if our federal tax treatment is determined to be other than what we currently believe it to be, if changes are made affecting the tax treatment to our variable life insurance contracts, or if changes occur in our tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the VUL Account.


RIDER BENEFITS
    FULL AND PARTIAL SURRENDERS
    Upon surrender of the Rider for any part of its cash value, a portion of the cash value released may be treated as ordinary income for federal income tax purposes. Such taxable amount will generally not exceed the excess, if any, of the total cash value of the Policy and Rider over the total premiums paid.


DIVERSIFICATION STANDARDS
    To comply with the Diversification Regulations under Code Section 817(h) ("Diversification Regulations"), each Series of the Funds is required to diversify its investments. The Diversification Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of the Funds' assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look through" rule applies to treat a pro rata portion of each asset of the Funds as an asset of the VUL Account; therefore, each Series of the Funds will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States Government agency or instrumentality is treated as a separate issuer.

    The general diversification requirements are modified if any of the assets of the VUL Account are direct obligations of the Treasury. In this case, there is no limit on the investment that may be made in Treasury securities, and for purposes of determining whether assets other than Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the VUL Account's investment in Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the Funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts which must comply with these standards.


    In connection with the issuance of the Diversification Regulations, the Treasury announced that such regulations do not provide guidance concerning the extent to which Rider owners may direct their investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of an administrative pronouncement in this regard may be issued. It is not clear, at this time, what such a revenue ruling or other pronouncement will provide. It is possible that the Rider may need to be modified to comply with such future Treasury pronouncements. For these reasons, we reserve the right to modify the Rider, as necessary, to prevent you from being considered the Owner of the assets of the VUL Account.


    We intend to comply with the Diversification Regulations to assure that the Riders continue to qualify as life insurance policies for federal income tax purposes.


OTHER TAXES
    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Rider proceeds depend on the circumstances of each Owner or Beneficiary. We do not make any representations or guarantees regarding the tax consequences of any Rider with respect to these types of taxes.


VOTING RIGHTS
--------------------------------------------------------------------------------
THE FUNDS
    We will vote the Fund shares held by the Subaccounts of the VUL Account at any regular and special meetings of shareholders of the Funds. To the extent required by law, such voting will be according to instructions received from you. However, if the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that it is permitted to vote the Fund shares at its own discretion, we may elect to do so.

    The number of votes that you have the right to cast will be determined by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

    Fund shares held in a Subaccount for which no timely instructions are received, and Fund shares which are not otherwise attributable to Owners, will be voted by us in proportion to the voting instructions that are received with respect to all variable life insurance policies and Riders participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by us.

    You will receive proxy materials, reports, and other materials relating to the Funds.

    We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of one or more of the Series of the Funds or to approve or disapprove an investment advisory contract for the Funds. In addition, we may disregard voting instructions in favor of changes initiated by an Owner in the investment policies or the investment adviser of a Fund if we reasonably disapprove such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determine that the change would adversely effect the General Account because the proposed investment policy for a series may result in overly speculative or unsound investments. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Rider Owners.


PHOENIX
    You (or the payee entitled to payment under a payment option if a different person) will have the right to vote at annual meetings of all Phoenix Policyholders for the election of members of the Board of Directors of Phoenix and on other corporate matters, if any, where a Policyholder's vote is taken. At meetings of all of the Phoenix Policyholders, a Policyholder (or payee) may cast only one vote as the holder of a Policy or Rider, irrespective of Policy or Rider Value or the number of the Policies or Riders held.


THE DIRECTORS AND EXECUTIVE OFFICERS OF PHOENIX
--------------------------------------------------------------------------------
    Phoenix is managed by its Board of Directors, the members of which are elected by its Policyholders, including Owners of the Policies and Riders. See "Voting Rights."

    The following are the Directors and Executive Officers of Phoenix:

DIRECTORS                    PRINCIPAL OCCUPATION

Sal H. Alfiero               Chairman and Chief Executive
                             Officer, Mark IV Industries, Inc.
                             Amherst, New York

J. Carter Bacot              Chairman and Chief Executive
                             Officer, The Bank of New York
                             New York, New York

Carol H. Baldi               President, Carol H. Baldi, Inc.
                             New York, New York

Richard H. Booth             Executive Vice President, Strategic
                             Development, Phoenix Home Life
                             Mutual Insurance Company,
                             Hartford, Connecticut; formerly
                             President, Traveler's Insurance
                             Company

Peter C. Browning            President and Chief Operating
                             Officer, Sunoco Products Company
                             Hartsville, South Carolina

Arthur P. Byrne              Chairman, President and Chief
                             Executive Officer, The Wiremold
                             Company
                             West Hartford, Connecticut

Richard N. Cooper            Professor of International
                             Economics, Harvard University;
                             formerly Chairman, National
                             Intelligence Council, Central
                             Intelligence Agency
                             McLean, Virginia

Gordon J. Davis, Esq.        Partner, LeBoeuf, Lamb, Greene &
                             MacRae; formerly Partner, Lord, Day
                             & Lord, Barret Smith
                             New York, New York

Robert W. Fiondella          Chairman of the Board, President
                             and Chief Executive Officer, Phoenix
                             Home Life Mutual Insurance
                             Company
                             Hartford, Connecticut

Jerry J. Jasinowski          President, National Association of
                             Manufacturers
                             Washington, DC

John W. Johnstone            Chairman, President and Chief
                             Executive Officer, Olin Corporation
                             Norwalk, Connecticut

Marilyn E. LaMarche          Limited Managing Director, Lazard
                             Freres & Company
                             New York, New York

Philip R. McLoughlin         Executive Vice President and Chief
                             Investment Officer, Phoenix Home
                             Life Mutual Insurance Company
                             Hartford, Connecticut

Indra K. Nooyi               Senior Vice President,
                             PepsiCo, Inc.
                             Purchase, New York

Robert F. Vizza              President and Chief Executive
                             Officer, St. Francis Hospital
                             Roslyn, New York

Robert G. Wilson             Chief Executive Officer, CreditSource
                             USA, Inc., Charlotte, North Carolina;
                             formerly Chairman and President,
                             Ziani International Capital, Inc.,
                             Miami, Florida; Vice Chairman,
                             Carter Kaplan & Company,
                             Richmond, Virginia and Chairman
                             and Chief Executive Officer, Ecologic
                             Waste Services, Inc., Miami, Florida

Dona D. Young                Executive Vice President, Individual
                             Insurance and General Counsel,
                             Phoenix Home Life Mutual Insurance
                             Company, Hartford, Connecticut

EXECUTIVE OFFICERS           PRINCIPAL OCCUPATION

Robert W. Fiondella          Chairman of the Board, President
                             and Chief Executive Officer

Richard H. Booth             Executive Vice President, Strategic
                             Development; formerly President,
                             Traveler's Insurance Company

Carl T. Chadburn             Executive Vice President

Philip R. McLoughlin         Executive Vice President and Chief
                             Investment Officer

David W. Searfoss            Executive Vice President and Chief
                             Financial Officer

Dona D. Young                Executive Vice President, Individual
                             Insurance and General Counsel

Kelly J. Carlson             Senior Vice President, Distribution
                             Planning

Robert G. Chipkin            Senior Vice President and Corporate
                             Actuary

Martin J. Gavin              Senior Vice President, Trust
                             Operations

Randall C. Giangiulio        Senior Vice President, Group Life
                             and Health

Edward P. Hourihan           Senior Vice President, Information
                             Systems

Joseph E. Kelleher           Senior Vice President, Underwriting
                             and Operations

Robert G. Lautensack, Jr.    Senior Vice President, Individual
                             Financial

Maura L. Melley              Senior Vice President, Public Affairs

Scott C. Noble               Senior Vice President

David R. Pepin               Senior Vice President

Robert E. Primmer            Senior Vice President, Individual
                             Line Distribution

Frederick W. Sawyer, III     Senior Vice President

Richard C. Shaw              Senior Vice President

Simon Y. Tan                 Senior Vice President, Market and
                             Product Development

Anthony J. Zeppetella        Senior Vice President, Corporate
                             Portfolio Management

Walter H. Zultowski          Senior Vice President, Marketing
                             and Market Research; formerly
                             Senior Vice President, LIMRA
                             International,
                             Hartford, Connecticut

  The above positions reflect the last held position in the organization.

SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS
--------------------------------------------------------------------------------
    The assets of the VUL Account are held by us. The assets of the VUL Account are kept physically segregated and held separate and apart from the General Account of Phoenix. We maintain records of all purchases and redemptions of shares of the Funds.


SALES OF POLICIES
--------------------------------------------------------------------------------
    The Rider will be sold as a dividend option to the underlying Policy by individuals who are licensed life insurance agents of Phoenix and registered representatives of W.S. Griffith & Co., Inc. ("W. S. Griffith") a corporation formed under the laws of the state of New York on August 7, 1970, licensed to sell Phoenix insurance policies, annuity contracts and funds of companies affiliated with Phoenix. W. S. Griffith, an indirect subsidiary of Phoenix, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). PEPCO serves as national distributor of the Riders. PEPCO is an indirect subsidiary of Phoenix Investment Partners, Ltd., in which Phoenix owns a majority interest. Riders may in the future be sold through other broker-dealers registered under the 1934 Act. No commissions are payable for the sale of a VIA.


STATE REGULATION
--------------------------------------------------------------------------------
    We are subject to the provisions of the New York insurance laws applicable to mutual life insurance companies and to regulation and supervision by the New York Superintendent of Insurance. We also are subject to the applicable insurance laws of all other states and jurisdictions in which we do insurance business.

    State regulation of Phoenix includes certain limitations on the investments which it may make, including investments for the Account. It does not include, however, any supervision over the investment policies of the Account.


REPORTS
--------------------------------------------------------------------------------
    All Owners will be furnished with those reports required by the 1940 Act and regulations promulgated thereunder, or under any other applicable law or regulation.


LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
    The VUL Account is not engaged in any litigation. We are not involved in any litigation that would have an adverse effect on our ability to meet our obligations under the Riders.


LEGAL MATTERS
--------------------------------------------------------------------------------
    The organization of Phoenix, its authority to issue variable life insurance policies, and the validity of the Rider have been passed upon by Edwin L. Kerr, Counsel, Phoenix. Legal matters relating to the federal securities and income tax laws have been passed upon for us by Jorden Burt Boros Cicchetti Berenson & Johnson LLP.


REGISTRATION STATEMENT
--------------------------------------------------------------------------------
    A Registration Statement has been filed with the SEC, under the Securities Act of 1933 ("1933 Act") as amended, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the VUL Account, Phoenix and the Rider. Statements contained in this Prospectus as to the content of the Rider and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.


YEAR 2000 ISSUE
--------------------------------------------------------------------------------
    Many existing computer programs use only two digits to identify the year in a date field. Commonly called the "Year 2000 Issue," companies must consider the impact of the upcoming change in the century on their computer systems. The Year 2000 Issue, if not adequately addressed, could result in computer system failures or miscalculations causing disruptions of operations and the possible inability of companies to process transactions. We believe that the Year 2000 Issue is an important business priority requiring careful analysis of every business system to be assured that all information systems applications are century compliant.

    We have been addressing the Year 2000 Issue in earnest since 1995 when, with consultants, a comprehensive inventory and assessment of all business systems, including those of its subsidiaries, were conducted. We have identified and are now actively pursuing many strategies to address the issue, including:

    o upgrading systems with compliant versions;

    o developing or acquiring new systems to replace those that are obsolete;

    o and remediating existing systems by converting code or hardware.


    Based on current assessments, we expect to have our computer systems compliant by the end of 1998, with testing to continue through 1999. In addition, we are examining the status of our third-party vendors, obtaining assurances that their software and hardware products will be century compliant by 1999.



FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
    The consolidated financial statements of Phoenix as contained herein should be considered only as bearing upon our ability to meet our obligations under the Rider, and they should not be considered as bearing on the investment performance of the VUL Account. The financial statements of the VUL Account are not yet available.

PHOENIX HOME LIFE MUTUAL
INSURANCE COMPANY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 1998

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
TABLE OF CONTENTS
-------------------------------------------------------------------------------




Consolidated Balance Sheet at June 30,1998 (unaudited) and December 31, 1997 .................18

Consolidated Statement of Income and Equity for the Six Months Ended
  June 30, 1998 and 1997 (unaudited)..........................................................19

Consolidated Statement of Cash Flows for the Six Months Ended
  June 30, 1998 and 1997 (unaudited) .........................................................20

Notes to Condensed Consolidated Financial Statements (unaudited) ........................21 - 22

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                (UNAUDITED)
                                                                                  JUNE 30,          DECEMBER 31,
                                                                                    1998                1997
                                                                                          (IN THOUSANDS)
ASSETS
Investments:
Held-to-maturity debt securities, at amortized cost                         $         1,673,388  $        1,554,905
Available-for-sale debt securities, at fair value                                     6,429,314           5,659,061
Equity securities, at fair value                                                        393,999             373,388
Mortgage loans                                                                          870,465             927,501
Real estate                                                                             358,780             321,757
Policy loans                                                                          2,003,425           1,986,728
Other invested assets                                                                   302,575             262,675
Short-term investments                                                                  295,339           1,078,276
                                                                              ------------------   -----------------
Total investments                                                                    12,327,285          12,164,291

Cash and cash equivalents                                                                59,579             159,307
Accrued investment income                                                               170,687             149,566
Deferred policy acquisition costs                                                     1,072,769           1,038,407
Premiums, accounts and notes receivable                                                 176,970              99,468
Reinsurance recoverables                                                                 64,154              66,649
Property and equipment, net                                                             155,458             156,190
Goodwill and other intangible assets, net                                               541,035             541,499
Other assets                                                                             57,128              61,087
Separate account assets                                                               4,604,768           4,082,255
                                                                              ------------------   -----------------
Total assets                                                                $        19,229,833  $       18,518,719
                                                                              ==================   =================

LIABILITIES
Policy liabilities and accruals                                             $        11,676,465  $       11,334,014
Securities sold subject to repurchase agreements                                         62,175             137,473
Other indebtedness                                                                      501,413             471,085
Deferred income taxes                                                                   125,027             143,821
Other liabilities                                                                       497,160             585,467
Separate account liabilities                                                          4,604,768           4,082,255
                                                                              ------------------   -----------------
Total liabilities                                                                    17,467,008          16,754,115

Contingent liabilities

MINORITY INTEREST IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES                             93,312             136,514

EQUITY                                                                                1,669,513           1,628,090
                                                                              ------------------   -----------------
Total liabilities and equity                                                $        19,229,833  $       18,518,719
                                                                              ==================   =================


        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF INCOME AND EQUITY (UNAUDITED)
--------------------------------------------------------------------------------



                                                                                  SIX MONTHS ENDED JUNE 30,
                                                                                    1998              1997
                                                                                        (IN THOUSANDS)
REVENUES
Premiums                                                                    $           954,078  $          773,150
Insurance and investment product fees                                                   287,896             205,837
Net investment income                                                                   419,251             349,003
Net realized investment gains                                                            38,479              52,248
                                                                              ------------------   -----------------
 Total revenues                                                                       1,699,704           1,380,238
                                                                              ------------------   -----------------

BENEFITS, LOSSES AND EXPENSES
Policy benefits, claims, losses and loss
 adjustment expenses                                                                    936,358             775,137
Policyholder dividends                                                                  184,936             168,862
Policy acquisition expenses                                                             178,037              90,868
Other operating expenses                                                                317,614             251,693
                                                                              ------------------   -----------------
 Total benefits, losses and expenses                                                  1,616,945           1,286,560
                                                                              ------------------   -----------------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                                         82,759              93,678

Income taxes                                                                             30,984              35,212
                                                                              ------------------   -----------------

INCOME BEFORE MINORITY INTEREST                                                          51,775              58,466

Minority interest in net income of consolidated subsidiaries                             (2,979)             (4,442)
                                                                              ------------------   -----------------

NET INCOME                                                                               48,796              54,024

OTHER COMPREHENSIVE INCOME
Unrealized (losses) gains on securities available-for-sale                              (11,343)             45,232
Income tax provision (credit)                                                            (3,970)             15,831
                                                                              ------------------   -----------------
     Total other comprehensive income (loss)                                             (7,373)             29,401
                                                                              ------------------   -----------------

COMPREHENSIVE INCOME                                                                     41,423              83,425

EQUITY, BEGINNING OF PERIOD                                                           1,628,090           1,397,469
                                                                              ------------------   -----------------

EQUITY, END OF PERIOD                                                       $         1,669,513    %      1,480,894
                                                                              ==================   =================


        The accompanying notes are an integral part of these statements

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
--------------------------------------------------------------------------------



                                                                                        SIX MONTHS ENDED JUNE 30,
                                                                                          1998              1997
                                                                                              (IN THOUSANDS)
CASH FLOW FROM OPERATING ACTIVITIES
  Net income                                                                      $            48,796  $           54,024

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY OPERATIONS
  Net realized investment gains                                                               (38,479)            (52,248)
  Amortization and depreciation                                                               24,122              19,465
  Deferred income taxes (benefit)                                                             (14,824)             22,695
  Increase in receivables                                                                     (96,128)            (17,880)
  Increase in deferred policy acquisition costs                                               (34,966)            (57,428)
  Increase in policy liabilities and accruals                                                 356,423             256,764
  Increase in other assets/other liabilities, net                                              11,192                 160
  Other, net                                                                                    2,979               4,222
                                                                                    ------------------   -----------------
   Net cash provided by operating activities                                                  259,115             229,774
                                                                                    ------------------   -----------------
CASH FLOW FROM INVESTING ACTIVITIES
  Proceeds from maturities or repayments of available-for-sale debt securities                793,663             569,883
  Proceeds from maturities or repayments of held-to-maturity debt securities                  153,459             148,955
  Proceeds from disposals of equity securities                                                 60,814              30,164
  Proceeds from mortgage loan maturities or repayments                                         91,568              64,225
  Proceeds from sale of other invested assets                                                  39,501              65,564
  Purchase of available-for-sale debt securities                                           (1,610,507)           (744,350)
  Purchase of held-to-maturity debt securities                                               (313,721)            (84,491)
  Purchase of equity securities                                                              (127,613)            (41,313)
  Purchase of mortgage loans                                                                  (50,634)            (72,474)
  Purchase of other invested assets                                                           (95,868)            (35,429)
  Change in short term investments, net                                                       782,937             (57,760)
  Increase in policy loans                                                                    (16,697)            (17,541)
  Capital expenditures                                                                         (9,194)            (13,827)
  Other investing activities, net                                                             (26,872)             16,883
                                                                                    ------------------   -----------------
   Net cash used for investing activities                                                    (329,164)           (171,511)
                                                                                    ------------------   -----------------
CASH FLOW FROM FINANCING ACTIVITIES
  Withdrawals of contractholder deposit funds, net of deposits and interest credited          (13,972)            (17,429)
  Proceeds from borrowings                                                                        263               1,468
  Repayment of borrowings                                                                     (13,850)            (87,568)
  Dividends paid to minority shareholders                                                      (2,120)             (3,445)
                                                                                    ------------------   -----------------
   Net cash used for financing activities                                                     (29,679)           (106,974)
                                                                                    ------------------   -----------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                                       (99,728)            (48,711)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                               159,307             172,895
                                                                                    ------------------   -----------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                          $            59,579  $          124,184
                                                                                    =================    =================

SUPPLEMENTAL CASH FLOW INFORMATION
  Income taxes paid, net                                                          $            44,379  $           28,174
  Interest paid on indebtedness                                                   $            15,916  $           15,304



        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------



PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The condensed consolidated financial statements include the accounts of Phoenix Home Life Mutual Insurance Company (Phoenix or the Company ) and its subsidiaries. Less than majority-owned entities in which the Company has at least a 20% interest or those where the Company has significant influence are reported on the equity basis.

These condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The information furnished includes all adjustments and accruals consisting only of normal, recurring accrual adjustments which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for any interim period are not necessarily indicative of results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The June 30, 1998 Condensed Consolidated Financial Statements should be read in conjunction with the accompanying December 31, 1997 Consolidated Financial Statements.



RECENT ACCOUNTING PRONOUNCEMENTS

Phoenix adopted Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income," as of January 1, 1998. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. This statement defines the components of comprehensive income as those items that were previously reported only as components of equity and were excluded from the Statement of Income.



COMPREHENSIVE INCOME

The following tables summarize accumulated other comprehensive income balances (in thousands):

AS OF JUNE 30,1998:                                                 ACCUMULATED
                                              ACCUMULATED              OTHER
                                               RETAINED            COMPREHENSIVE
                                               EARNINGS                INCOME              EQUITY

Balance as of December 31, 1997               $ 1,472,393          $   155,697           $ 1,628,090
Current period change                              48,796               (7,373)               41,423
                                              -----------          ------------          -----------
Balance as of June 30, 1998                     1,521,189              148,324             1,669,513


PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


AS OF DECEMBER 31, 1997:                                            ACCUMULATED
                                              ACCUMULATED              OTHER
                                               RETAINED            COMPREHENSIVE
                                               EARNINGS                INCOME              EQUITY


Balance as of December 31, 1996               $ 1,307,745          $    89,724           $ 1,397,469
Current period change                             164,648               65,973               230,621
                                              -----------             --------           -----------
Balance as of December 31,1997                  1,472,393              155,697             1,628,090



LITIGATION

The Company is a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel after consideration of the provisions made in these financial statements, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial position.

PHOENIX HOME LIFE MUTUAL
INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
TABLE OF CONTENTS
--------------------------------------------------------------------------------



Report of Independent Accountants ............................................25

Consolidated Balance Sheet at December 31, 1997 and 1996 .....................26

Consolidated Statement of Income and Equity for the Years Ended
  December 31, 1997, 1996 and 1995 ...........................................27

Consolidated Statement of Cash Flows for the Years Ended
 December 31, 1997, 1996 and 1995 ............................................28

Notes to Consolidated Financial Statements ................................29-55

                              One Financial Plaza         Telephone 860 240 2000
                              Hartford, CT 06103


[LOGO] PRICE WATERHOUSE LLP                               [LOGO]





                        REPORT OF INDEPENDENT ACCOUNTANTS


February 11, 1998

To the Board of Directors
 and Policyholders of
 Phoenix Home Life Mutual Insurance Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and equity and of cash flows present fairly, in all material respects, the financial position of Phoenix Home Life Mutual Insurance Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/Price Waterhouse LLP

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                                            DECEMBER 31,
                                                                                    1997                1996
                                                                                           (IN THOUSANDS)
ASSETS
Investments:
Held-to-maturity debt securities, at amortized cost                         $         1,554,905  $        1,555,685
Available-for-sale debt securities, at fair value                                     5,659,061           4,895,393
Equity securities, at fair value                                                        373,388             235,351
Mortgage loans                                                                          927,501             947,076
Real estate                                                                             321,757             410,945
Policy loans                                                                          1,986,728           1,667,784
Other invested assets                                                                   262,675             218,119
Short-term investments                                                                1,078,276             164,967
                                                                              ------------------   -----------------
Total investments                                                                    12,164,291          10,095,320

Cash and cash equivalents                                                               159,307             172,895
Accrued investment income                                                               149,566             135,475
Deferred policy acquisition costs                                                     1,038,407             926,274
Premiums, accounts and notes receivable                                                  99,468              79,354
Reinsurance recoverables                                                                 66,649              46,251
Property and equipment, net                                                             156,190             137,231
Goodwill and other intangible assets, net                                               541,499             313,507
Other assets                                                                             61,087             134,589
Separate account assets                                                               4,082,255           3,412,152
                                                                              ------------------   -----------------
Total assets                                                                $        18,518,719  $       15,453,048
                                                                              ==================   =================

LIABILITIES
Policy liabilities and accruals                                             $        11,334,014  $        9,462,039
Securities sold subject to repurchase agreements                                        137,473
Other indebtedness                                                                      471,085             490,430
Deferred income taxes                                                                   143,821              61,934
Other liabilities                                                                       585,467             499,940
Separate account liabilities                                                          4,082,255           3,412,152
                                                                              ------------------   -----------------
Total liabilities                                                                    16,754,115          13,926,495

Contingent liabilities (Note 17)

MINORITY INTEREST IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES                            136,514             129,084

POLICYHOLDERS' EQUITY                                                                 1,628,090           1,397,469
                                                                              ------------------   -----------------
Total liabilities and policyholders' equity                                 $        18,518,719  $       15,453,048
                                                                              ==================   =================


        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF INCOME AND EQUITY
--------------------------------------------------------------------------------

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                  1997               1996              1995
                                                                                                (IN THOUSANDS)
REVENUES
Premiums                                                             $       1,640,606  $       1,518,822  $      1,456,875
Insurance and investment product fees                                          468,030            421,058           324,459
Net investment income                                                          736,874            689,890           662,468
Net realized investment gains                                                  142,770             95,265            74,738
                                                                       ---------------    ---------------    --------------
 Total revenues                                                              2,988,280          2,725,035         2,518,540
                                                                       ---------------    ---------------    --------------

BENEFITS, LOSSES AND EXPENSES
Policy benefits, claims, losses and loss
 adjustment expenses                                                         1,633,633          1,529,573         1,471,030
Policyholder dividends                                                         343,725            311,739           289,469
Policy acquisition expenses                                                    248,726            242,363           221,339
Other operating expenses                                                       531,597            452,399           419,231
                                                                       ---------------    ---------------    --------------
  Total benefits, losses and expenses                                        2,757,681          2,536,074         2,401,069
                                                                       ---------------    ---------------    --------------

OPERATING INCOME                                                               230,599            188,961           117,471

NON-OPERATING INCOME
Gain on merger transactions                                                                                          40,580
                                                                       ---------------    ---------------    --------------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                               230,599            188,961           158,051

Income taxes                                                                    57,069             79,331            43,352
                                                                       ---------------    ---------------    --------------

INCOME BEFORE MINORITY INTEREST                                                173,530            109,630           114,699

Minority interest in net income of consolidated subsidiaries                     8,882              8,902               950
                                                                       ---------------    ---------------    --------------

NET INCOME                                                                     164,648            100,728           113,749
Change in net unrealized investment gains, net of income taxes                  65,973             15,154            99,518
                                                                       ---------------    ---------------    --------------

INCREASE IN POLICYHOLDERS' EQUITY                                              230,621            115,882           213,267
POLICYHOLDERS' EQUITY, BEGINNING OF YEAR                                     1,397,469          1,281,587         1,068,320
                                                                       ---------------    ---------------    --------------

POLICYHOLDERS' EQUITY, END OF YEAR                                   $       1,628,090 $        1,397,469 $       1,281,587
                                                                       ===============    ===============    ==============




        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                     YEAR ENDED DECEMBER 31,
                                                                         1997                 1996                1995
                                                                                         (IN THOUSANDS)
CASH FLOW FROM OPERATING ACTIVITIES
  Net income                                                      $        164,648 $             100,728  $         113,749

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
 PROVIDED BY OPERATIONS
  Net realized investment gains                                           (142,770)              (95,265)           (74,738)
  Net gain on mergers                                                                                               (40,580)
  Amortization and depreciation                                             90,565                64,870             58,912
  Deferred income taxes (benefit)                                            2,555                14,774            (16,236)
  (Increase) decrease in receivables                                       (49,172)                5,955            (30,130)
  Increase in deferred policy acquisition costs                            (48,860)              (61,985)           (26,370)
  Increase in policy liabilities and accruals                              512,476               559,724            537,919
  Increase (decrease) in other assets/other liabilities, net                44,269               (66,337)            95,880
  Other, net                                                                 5,832                  (652)             4,203
                                                                     --------------     -----------------     --------------
    Net cash provided by operating activities                              579,543               521,812            622,609
                                                                     --------------     -----------------     --------------

CASH FLOW FROM INVESTING ACTIVITIES
  Proceeds from maturities or repayments of
     available-for-sale debt securities                                  1,187,943             1,348,809          1,145,146
  Proceeds from maturities or repayments of
     held-to-maturity debt securities                                      217,302               118,596            143,773
  Proceeds from disposals of equity securities                              51,373               382,359            329,104
  Proceeds from mortgage loan maturities or repayments                     164,213               151,760            186,172
  Proceeds from sale of other invested assets                              218,874               127,440            148,546
  Purchase of available-for-sale debt securities                        (1,689,479)           (1,909,086)        (1,614,387)
  Purchase of held-to-maturity debt securities                            (225,722)             (385,321)          (247,354)
  Purchase of equity securities                                            (88,573)             (215,104)          (282,488)
  Purchase of subsidiaries                                                (246,400)
  Purchase of mortgage loans                                              (140,831)             (200,683)           (93,097)
  Purchase of other invested assets                                        (90,593)             (157,077)           (73,482)
  Change in short term investments, net                                     58,384               110,503           (166,445)
  Increase in policy loans                                                 (59,699)              (49,912)           (32,387)
  Capital expenditures                                                     (41,504)               (3,543)           (18,449)
  Other investing activities, net                                           (1,750)               (5,898)           (12,704)
                                                                     --------------     -----------------     --------------
    Net cash used for investing activities                                (686,462)             (687,157)          (588,052)
                                                                     --------------     -----------------     --------------

CASH FLOW FROM FINANCING ACTIVITIES
  Withdrawals of contractholder deposit funds,
     net of deposits and interest credited                                 (17,902)               (6,301)          (154,100)
  Proceeds from securities sold subject to
     repurchase agreements                                                 137,472
  Proceeds from borrowings                                                 215,359               226,082            177,922
  Repayment of borrowings                                                 (234,703)               (2,400)           (12,726)
  Dividends paid to minority shareholders                                   (6,895)               (6,245)           (31,215)
                                                                     --------------     -----------------     --------------
    Net cash provided by (used for) financing activities                    93,331               211,136            (20,119)
                                                                     --------------     -----------------     --------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                    (13,588)               45,791             14,438

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                               172,895               127,104            112,666
                                                                     --------------     -----------------     --------------

CASH AND CASH EQUIVALENTS, END OF YEAR                            $        159,307  $            172,895  $         127,104
                                                                     ==============     =================     ==============

SUPPLEMENTAL CASH FLOW INFORMATION
    Income taxes paid, net                                        $         76,167  $             76,157  $          33,399
    Interest paid on indebtedness                                 $         32,300  $             19,214  $           8,100



        The accompanying notes are an integral part of these statements.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     Phoenix Home Life Mutual Insurance Company (Phoenix) and its subsidiaries market a wide range of insurance and investment products and services including individual participating life insurance, variable life insurance, group life and health insurance, life and health reinsurance, annuities, investment advisory and mutual fund distribution services, insurance agency and brokerage operations, primarily based in the United States. These products and services are distributed among seven segments: Individual Insurance, Group Life and Health Insurance, Life Reinsurance, General Lines Brokerage, Securities Management, Real Estate Management and Other Operations. See Note 10 for segment information.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Phoenix and significant subsidiaries. Less than majority-owned entities in which Phoenix has at least a 20% interest or those where Phoenix has significant influence are reported on the equity basis.

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes, contingencies and valuation allowances for investment assets are discussed throughout the Notes to Consolidated Financial Statements. Significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the 1996 and 1995 amounts to conform with the 1997 presentation.

     VALUATION OF INVESTMENTS

     Investments in debt securities include bonds, asset-backed securities including collateralized mortgage obligations and redeemable preferred stocks. Phoenix classifies its debt securities as either held-to-maturity or available-for-sale investments. Debt securities held-to-maturity consist of private placement bonds reported at amortized cost, net of impairments, that management intends and has the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in policyholders' equity and consist of public bonds and preferred stocks that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

     Equity securities are reported at fair value based principally on their quoted market prices with unrealized gains or losses included in policyholders' equity. Equity securities are considered impaired when a decline in value is considered to be other than temporary.

     Mortgage loans on real estate are stated at unpaid principal balances, net of valuation reserves on impaired mortgages. A mortgage loan is considered to be impaired if management believes it is probable that Phoenix will be unable to collect all amounts of contractual interest and principal as scheduled in the loan agreement. An impaired mortgage loan's fair value is measured based on the present value of future cash flows discounted at the loan's observable market price or at the fair value of the collateral. If the fair value of a mortgage loan is less than the recorded investment in the loan, the difference is recorded as a valuation reserve.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Real estate, all of which is held for sale, is carried at the lower of cost or current fair value less costs to sell. Fair value for real estate is determined taking into consideration one or more of the following factors: property valuation techniques utilizing discounted cash flows at the time of stabilization including capital expenditures and stabilization costs; sales of comparable properties; geographic location of the property and related market conditions; and disposition costs.

     Policy loans are generally carried at their unpaid principal balances and are collateralized by the cash values of the related policies.

     Short-term investments are carried at amortized cost, which approximates fair value.

     Other invested assets (primarily partnership interests) are carried at cost adjusted for Phoenix's equity in undistributed earnings or losses since acquisition, less allowances for other than temporary declines in value.

     Realized investment gains and losses, other than those related to separate accounts for which Phoenix does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities and equity securities classified as available-for-sale are included as a separate component of policyholders' equity, net of deferred income taxes and deferred policy acquisition costs.

     FINANCIAL INSTRUMENTS

     In the normal course of business, Phoenix enters into transactions involving various types of financial instruments, including debt, investments such as debt securities, mortgage loans and equity securities, and off-balance sheet financial instruments such as investment and loan commitments, financial guarantees, and interest rate swaps. These instruments have credit risk and also may be subject to risk of loss due to interest rate and market fluctuations.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents includes cash on hand and money market instruments.

     DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of revenues, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period.

     For individual participating life insurance business, deferred policy acquisition costs are amortized in proportion to historical and anticipated gross margins. Deviations from expected experience are reflected in earnings in the period such deviations occur.

     For universal life, limited pay and investment type contracts, deferred policy acquisition costs are amortized in proportion to total estimated gross profits over the expected average life of the contracts using estimated gross margins arising principally from investment, mortality and expense margins and surrender charges based on historical and anticipated experience, updated at the end of each accounting period.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. These costs are amortized on a straight-line basis over periods, not exceeding 40 years, that correspond with the benefits expected to be derived from the acquisitions. Other intangible assets are amortized on a straight-line basis over the estimated lives of such assets. Management periodically reevaluates the propriety of the carrying value of goodwill and other intangible assets by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows.

     SEPARATE ACCOUNTS

     Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who bear the investment risk. Investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of Phoenix. The assets and liabilities are carried at market value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

     POLICY LIABILITIES AND ACCRUALS

     Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Policy liabilities for traditional life insurance are computed using the net level premium method on the basis of actuarial assumptions as to assumed rates of interest, mortality, morbidity and withdrawals. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality charges.

     Liabilities for outstanding claims, losses and loss adjustment expenses are amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

     Unearned premiums relate primarily to individual participating life insurance as well as group life, accident and health insurance premiums. The premiums are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

     PREMIUM AND FEE REVENUE AND RELATED EXPENSES

     Life insurance premiums, other than premiums for universal life and certain annuity contracts, are recorded as premium revenue on a pro-rata basis over each policy year. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     POLICYHOLDERS' DIVIDENDS

     Certain life insurance policies contain dividend payment provisions that enable the policyholder to participate in the earnings of Phoenix. The amount of policyholders' dividends to be paid is determined annually by Phoenix's board of directors. The aggregate amount of policyholders' dividends is related to the actual interest, mortality, morbidity and expense experience for the year and Phoenix's judgment as to the appropriate level of statutory surplus to be retained. At the end of the reporting period, Phoenix establishes a dividend liability for the pro-rata portion of the dividends payable on the next anniversary of each policy. Phoenix also establishes a liability for termination dividends.

     INCOME TAXES

     Phoenix and its eligible affiliated companies have elected to file a life/nonlife consolidated federal income tax return for the years ended December 31, 1997, 1996 and 1995. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions in the percentage of eligible non-life tax losses that can be applied to offset life company taxable income.

     Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities and accruals, policy acquisition expenses, investment impairment reserves, reserves for postretirement benefits and unrealized gains or losses on investments.

     As a mutual life insurance company, Phoenix is required to reduce its income tax deduction for policyholder dividends by the differential earnings amount, defined as the difference between the earnings rates of stock and mutual companies applied against an adjusted base of policyholders' surplus.

3.   SIGNIFICANT TRANSACTIONS

     CONFEDERATION LIFE

     On December 31, 1997, Phoenix acquired the individual life and single-premium deferred annuity business of the former Confederation Life Insurance Company. Confederation Life, a Canadian mutual life insurer, was placed in liquidation during August of 1994. The blocks of business acquired were part of Confederation Life's U.S. branch operations and were covered under the rehabilitation plan approved by a Michigan circuit court. Approximately 40,000 policies with annualized premium of $122.8 million were included in the acquisition under an assumption reinsurance contract. Pursuant to initiation of the contract and the closing on December 31, 1997, Phoenix recorded all balances reinsured using the purchase accounting method. The value of reserves and liabilities acquired totaled $1.4 billion and exceeded the assets received, principally cash and short-term investments. The difference of $141.3 million was recorded as deferred acquisition costs.

     PHOENIX DUFF & PHELPS CORPORATION

     On September 3, 1997, Phoenix Duff & Phelps acquired Pasadena Capital Corporation, the parent company of Roger Engemann & Associates, Inc. Pasadena Capital manages $6.3 billion in assets, primarily individual accounts.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     On July 17, 1997, Phoenix Duff & Phelps acquired a majority interest in GMG/Seneca Capital Management LLC, renamed Seneca Capital Management. Seneca Capital Management manages $4.2 billion in assets.

     Effective January 1, 1995, the money management businesses of Phoenix were completely transferred to Phoenix Securities Group, Inc. an indirect wholly-owned subsidiary. Phoenix Securities Group entered into contracts to manage the investments of the general and separate accounts of Phoenix. On November 1, 1995, Phoenix, through its subsidiary, PM Holdings, Inc., merged Phoenix Securities Group into Duff & Phelps Corporation, forming Phoenix Duff & Phelps Corporation. The transaction was accounted for as a reverse merger with the purchase accounting method applied to Duff & Phelps' assets and liabilities. The purchase price was $190.7 million and Phoenix Duff & Phelps recorded $93.1 million of goodwill, which is being amortized over forty years using the straight-line method. PM Holdings owns approximately 60% of the outstanding Phoenix Duff & Phelps common stock. In addition, PM Holdings owns 45% of Phoenix Duff & Phelps' series A convertible exchangeable preferred stock. PM Holdings recognized a non-operating, non-cash, tax free gain on this transaction of $36.9 million resulting from the realization of the appreciation of the stock exchanged which is included in the gain on merger transactions in the Consolidated Statement of Income and Equity.

     SURPLUS NOTES

     On November 25, 1996, Phoenix issued $175 million of surplus notes with a 6.95% interest rate scheduled to mature on December 1, 2006. There are no sinking fund provisions in the notes. The notes are classified as debt in the Consolidated Balance Sheet.

     The notes were issued in accordance with Section 1307 of the New York Insurance Law and, accordingly, interest and principal payments cannot be made without the approval of the New York Insurance Department.

     The notes were issued pursuant to Rule 144A under the Securities Act of 1933 underwritten by Bear, Stearns & Co. Inc., Chase Securities Inc. and Merrill Lynch & Co. and are administered by Bank of New York as registrar/paying agent.

     ABERDEEN ASSET MANAGEMENT PLC

     On March 25, 1996, Phoenix purchased common shares of Aberdeen Asset Management PLC, a Scottish asset management firm for $26.4 million. Phoenix transferred these shares to PM Holding in 1996. As of December 31, 1997, PM Holdings owned 10% of Aberdeen Asset Management's outstanding common stock. The investment is reported on the equity basis and classified as other invested assets in the Consolidated Balance Sheet.

     In addition, on April 15, 1996, Phoenix purchased a 7% convertible subordinated note issued by Aberdeen Asset Management for $37.5 million. The note, which matures on March 29, 2003, may be converted into shares which would be equivalent to approximately 11% of Aberdeen Asset Management's then outstanding common stock. The note is classified as equity securities in the Consolidated Balance Sheet.

     In the spring of 1996, Phoenix and Aberdeen Asset Management joined together to form Phoenix-Aberdeen International Advisors, LLC, an SEC registered investment advisor that, in conjunction with Phoenix Duff & Phelps and Aberdeen Asset Management, develops and markets investment products in the United States and the United Kingdom.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   INVESTMENTS

     Information pertaining to Phoenix's investments, net investment income and realized and unrealized investment gains and losses follows:

     DEBT AND EQUITY SECURITIES

     The amortized cost and fair value of investments in debt and equity securities as of December 31, 1997 were as follows:

                                                                            GROSS               GROSS
                                                     AMORTIZED            UNREALIZED          UNREALIZED             FAIR
                                                       COST                 GAINS               LOSSES               VALUE
                                                                                  (IN THOUSANDS)
DEBT SECURITIES

HELD-TO-MATURITY:
State and political subdivision bonds          $           11,041     $            569  $               (8) $            11,602
Foreign government bonds                                    3,032                   15                (115)               2,932
Corporate securities                                    1,521,033              103,267              (2,042)           1,622,258
Mortgage-backed securities                                 19,799                  949                                   20,748
                                                  ----------------      ---------------     ---------------     ----------------

  Total                                                 1,554,905              104,800              (2,165)           1,657,540
                                                  ----------------      ---------------     ---------------     ----------------


AVAILABLE-FOR-SALE:
U.S. government and agency bonds                          501,190               25,020                (636)             525,574
State and political subdivision bonds                     474,123               32,896              (3,477)             503,542
Foreign government bonds                                  248,831               26,303              (5,992)             269,142
Corporate securities                                    1,384,503               97,943              (4,403)           1,478,043
Mortgage-backed securities                              2,786,278               99,785              (3,303)           2,882,760
                                                  ----------------      ---------------     ---------------     ----------------

  Total                                                 5,394,925              281,947             (17,811)           5,659,061
                                                  ----------------      ---------------     ---------------     ----------------

  TOTAL DEBT SECURITIES                        $        6,949,830  $           386,747  $          (19,976) $         7,316,601
                                                  ================      ===============     ===============     ================

EQUITY SECURITIES                              $          195,717  $           190,669  $          (12,998) $           373,388
                                                  ================      ===============     ===============     ================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The amortized cost and fair value of investments in debt and equity securities as of December 31, 1996 were as follows:

                                                                           GROSS                 GROSS
                                                 AMORTIZED               UNREALIZED            UNREALIZED                FAIR
                                                    COST                   GAINS                 LOSSES                 VALUE
                                                                                 (IN THOUSANDS)
DEBT SECURITIES

HELD-TO-MATURITY:
State and political subdivision bonds     $             11,685      $                5    $             (375)    $           11,315
Corporate securities                                 1,525,999                  61,692               (13,405)             1,574,286
Mortgage-backed securities                              18,001                   1,037                   (15)                19,023
                                              -----------------       -----------------     -----------------      -----------------

  Total                                              1,555,685                  62,734               (13,795)             1,604,624
                                              -----------------       -----------------     -----------------      -----------------


AVAILABLE-FOR-SALE:
U.S. government and agency bonds                       561,017                  13,970                (1,610)               573,377
State and political subdivision bonds                  406,679                  13,831                (1,154)               419,356
Foreign government bonds                               174,298                  31,441                (1,457)               204,282
Corporate securities                                 1,092,163                  70,432                (7,968)             1,154,627
Mortgage-backed securities                           2,509,232                  60,321               (25,802)             2,543,751
                                              -----------------       -----------------     -----------------      -----------------

  Total                                              4,743,389                 189,995               (37,991)             4,895,393
                                              -----------------       -----------------     -----------------      -----------------

  TOTAL DEBT SECURITIES                   $          6,299,074      $          252,729    $          (51,786)    $        6,500,017
                                              =================       =================     =================      =================

EQUITY SECURITIES                         $            137,907      $          100,258    $           (2,814)    $          235,351
                                              =================       =================     =================      =================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The amortized cost and fair value of debt securities, by contractual maturity, as of December 31, 1997 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or Phoenix may have the right to put or sell the obligations back to the issuers.


                                                            HELD-TO-MATURITY                           AVAILABLE-FOR-SALE
                                                     AMORTIZED               FAIR               AMORTIZED               FAIR
                                                       COST                  VALUE                COST                  VALUE
                                                                                  (IN THOUSANDS)

Due in one year or less                         $         113,850     $         116,684  $            78,768  $             79,054
Due after one year through five years                     477,101               499,155              329,529               347,240
Due after five years through ten years                    625,518               670,597              651,878               683,747
Due after ten years                                       318,637               350,357            1,548,472             1,666,260
Mortgage-backed securities                                 19,799                20,747            2,786,278             2,882,760
                                                  ----------------      ----------------     ----------------      ----------------

Total                                           $       1,554,905     $       1,657,540  $         5,394,925  $          5,659,061
                                                  ================      ================     ================      ================


     Carrying values for investments in mortgage-backed securities, excluding U.S. government guaranteed investments, were as follows:


                                                     DECEMBER 31,
                                               1997               1996
                                                    (IN THOUSANDS)

Planned amortization class              $        554,425  $         618,953
Asset-backed                                     594,128            490,018
Mezzanine                                        328,539            322,812
Commercial                                       556,155            413,571
Sequential pay                                   680,397            552,512
Pass through                                     132,522            105,282
Other                                             56,393             58,604
                                           --------------     --------------

Total mortgage-backed securities        $      2,902,559  $       2,561,752
                                           ==============     ==============


     Phoenix had 30% and 37% at December 31, 1997 and 1996, respectively, in planned amortization class and mezzanine mortgage-backed securities which have reasonably predictable cash flows and a relatively high degree of prepayment protection.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     MORTGAGE LOANS AND REAL ESTATE

     Phoenix's mortgage loans and real estate are diversified by property type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related properties and are generally 75% of the properties' value at the time the original loan is made.

     Mortgage loans and real estate investments comprise the following property types and geographic regions:

                                          MORTGAGE LOANS                        REAL ESTATE
                                           DECEMBER 31,                         DECEMBER 31,
                                    1997               1996               1997               1996
                                          (IN THOUSANDS)                       (IN THOUSANDS)
PROPERTY TYPE:
Office buildings            $         246,500    $       251,526  $         180,743     $      246,644
Retail                                231,886            257,721            108,907            121,813
Apartment buildings                   303,990            241,286             20,560             26,286
Industrial buildings                  162,008            197,013             39,810             56,134
Other                                  18,917             47,929                238              7,577
Valuation allowances                  (35,800)           (48,399)           (28,501)           (47,509)
                               ---------------     --------------   ----------------      -------------
Total                       $         927,501    $       947,076  $         321,757     $      410,945
                               ===============     ==============   ================      =============

GEOGRAPHIC REGION:
Northeast                   $         222,975    $       260,146 $           92,513     $      103,761
Southeast                             257,376            261,957             85,781            110,746
North central                         189,163            158,902             63,751             86,070
South central                          79,092             57,507             58,954             85,532
West                                  214,695            256,963             49,259             72,345
Valuation allowances                  (35,800)           (48,399)           (28,501)           (47,509)
                               ---------------     --------------   ----------------      -------------
Total                       $         927,501    $       947,076  $         321,757     $      410,945
                               ===============     ==============   ================      =============


     At December 31, 1997, scheduled mortgage loan maturities were as follows:
     1998 - $151 million; 1999 - $88 million; 2000 - $97 million; 2001 - $92 million; 2002 - $41 million; and $494 million thereafter. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. Phoenix refinanced $8.6 million and $28.9 million of its mortgage loans during 1997 and 1996, respectively, based on terms which differed from those granted to new borrowers.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT VALUATION ALLOWANCES

     Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the Consolidated Balance Sheet and changes thereto were as follows:


                          BALANCE AT                                                    BALANCE AT
                          JANUARY 1,        ADDITIONS               DEDUCTIONS         DECEMBER 31,
                                                       (IN THOUSANDS)
1997
Mortgage loans         $        48,399   $               6,731  $        (19,330) $              35,800
Real estate                     47,509                   4,201           (23,209)                28,501
                         --------------    --------------------   ---------------   --------------------
Total                  $        95,908   $              10,932  $        (42,539) $              64,301
                         ==============    ====================   ===============   ====================

1996
Mortgage loans         $        65,807   $               7,640  $        (25,048) $              48,399
Real estate                     83,755                   2,526           (38,772)                47,509
                         --------------    --------------------   ---------------   --------------------
Total                  $       149,562   $              10,166  $        (63,820) $              95,908
                         ==============    ====================   ===============   ====================


     NON-INCOME PRODUCING MORTGAGE LOANS AND BONDS

     The net carrying values of non-income producing mortgage loans were $7.0 million and $4.5 million at December 31, 1997 and 1996, respectively. There were no non-income producing bonds at December 31, 1997 or 1996.

     INTEREST RATE SWAPS

     Phoenix enters into interest rate swap agreements, generally having maturities of seven years or less, to hedge certain variable rate investment income streams matched against fixed rate liability streams. The notional amounts of these investments were $272.9 million and $73.1 million at December 31, 1997 and 1996, respectively. Average received and average paid rates were 7.00% and 6.63% for 1997.

     These agreements do not require the exchange of underlying principal amounts, and accordingly Phoenix's maximum exposure to credit risk is the difference in interest payments exchanged. Management of Phoenix considers the likelihood of any material loss on interest rate swaps to be remote.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     OTHER INVESTED ASSETS

     Other invested assets, consisting primarily of partnership interests and equity in unconsolidated affiliates, were as follows:


                                                                          DECEMBER 31,
                                                                     1997             1996
                                                                         (IN THOUSANDS)

Venture capital equity partnerships                            $       88,228    $      66,284
Transportation and equipment leases                                    59,111           46,950
Investment in Aberdeen Asset Management                                32,817           29,980
Investment in Beutel, Goodman & Co. Ltd.                               31,214           34,541
Seed money in separate accounts                                        41,297           35,747
Other                                                                  10,008            4,617
                                                                 -------------     ------------

Total other invested assets                                    $      262,675    $     218,119
                                                                 =============     ============

     NET INVESTMENT INCOME

     The components of net investment income for the year ended December 31, were as follows:

                                       1997             1996              1995

                                                   (in thousands)
Debt securities                   $     509,702    $     469,713    $      437,521
Equity securities                         4,277            4,689             1,787
Mortgage loans                           85,662           84,318            92,283
Policy loans                            122,562          117,742           115,055
Real estate                              18,939           21,799            20,910
Other invested assets                      (415)             332               871
Short-term investments                   18,768           18,688            21,974
                                    ------------     ------------     -------------

Sub-total                               759,495          717,281           690,401
Less investment expenses                 22,621           27,391            27,933
                                    ------------     ------------     -------------

Net investment income             $     736,874    $     689,890    $      662,468
                                    ============     ============     =============


     Investment income of $.7 million was not accrued on certain delinquent mortgage loans and defaulted bonds at December 31, 1997. Phoenix does not accrue interest income on impaired mortgage loans and impaired bonds when the likelihood of collection is doubtful.

     The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $51.3 million and $61.5 million at December 31, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $5.3 million, $3.1 million and $6.6 million in 1997, 1996 and 1995, respectively. Actual interest income on these loans included in net investment income was $3.8 million, $5.2 million and $6.4 million in 1997, 1996 and 1995, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT GAINS AND LOSSES

     Unrealized gains and losses on investments carried at fair value for the year ended December 31, were as follows:


                                                    1997                1996                 1995
                                                                   (IN THOUSANDS)

Debt securities                               $       112,194   $           (70,986)  $        476,352
Equity securities                                      74,547                40,803             24,527
Deferred policy acquisition costs                     (77,985)               51,528           (341,836)
Deferred income taxes                                  38,064                 7,432             55,692
Other (Note 9)                                         (4,719)                1,241             (3,833)
                                                --------------    ------------------    ---------------

Net unrealized investment gains               $        65,973   $            15,154   $         99,518
                                                ==============    ==================    ===============


     Realized investment gains and losses for the year ended December 31, were as follows:


                                                    1997                1996                 1995
                                                                  (IN THOUSANDS)

Debt securities                               $        19,315   $           (10,476)  $          8,080
Equity securities                                      26,290                59,794             29,276
Mortgage loans                                          3,805                 2,628               (262)
Real estate                                            44,668                24,711             20,535
Other invested assets                                  48,692                18,608             17,109
                                                --------------    ------------------    ---------------
                                                      142,770                95,265             74,738
Income taxes                                           49,970                33,343             26,158
                                                --------------    ------------------    ---------------

Net realized investment gains after taxes     $        92,800   $            61,922   $         48,580
                                                ==============    ==================    ===============


     The proceeds from sales of available-for-sale debt securities and the gross realized gains and gross realized losses on those sales for the year ended December 31, were as follows:


                                               1997                1996                 1995
                                                              (IN THOUSANDS)

     Proceeds from disposals           $     1,206,744   $         1,348,809   $      1,145,146
     Gross gains on sales              $        48,100   $            17,429   $         27,980
     Gross losses on sales             $        28,785   $            27,905   $         19,900

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill and other intangible assets were as follows:


                                                  DECEMBER 31,
                                              1997            1996
                                                 (IN THOUSANDS)

Goodwill                                 $     387,517   $     231,135
Investment management contracts                167,788          56,700
Client listings                                 45,441          41,410
Non-compete covenants                            5,000           5,000
Intangible asset related to
  pension plan benefits                         18,032          19,835
Other                                            1,499           1,220
                                           ------------    ------------
                                               625,277         355,300

Accumulated amortization                       (83,778)        (41,793)
                                           ------------    ------------

Total                                    $     541,499   $     313,507
                                           ============    ============


     Phoenix Duff & Phelps' amounts included above were as follows:


                                                   DECEMBER 31,
                                              1997            1996
                                                  (IN THOUSANDS)

Goodwill                                 $     321,932   $     179,406
Investment management contracts                167,788          56,700
Non-compete covenants                            5,000           5,000
Other                                            1,220           1,220
                                           ------------    ------------
                                               495,940         242,326

Accumulated amortization                       (27,579)        (13,198)
                                           ------------    ------------

Total                                    $     468,361   $     229,128
                                           ============    ============


     In 1997, American Phoenix Corporation wrote down the carrying value of its goodwill and other intangible assets by $18.8 million. This impairment loss is included in other operating expenses in the Consolidated Statement of Income and Equity.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     Other than debt securities being held-to-maturity, financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the financial statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     CASH AND CASH EQUIVALENTS

     For these short-term investments, the carrying amount approximates fair value.

     DEBT SECURITIES

     Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that apply interest rates currently being offered with similar terms to borrowers of similar credit quality.

     EQUITY SECURITIES

     Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

     MORTGAGE LOANS

     Fair values are calculated as the present value of scheduled payments, with the discount based upon the Treasury rate comparable for the remaining loan duration, plus a spread of between 175 and 450 basis points, depending on the internal quality rating of the loan. For loans in foreclosure or default, values were determined assuming principal recovery was the lower of the loan balance or the estimated value of the underlying property.

     POLICY LOANS

     Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses, and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT CONTRACTS

     In determining the fair value of guaranteed interest contracts, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was assumed to determine the present value of projected contractual liability payments through final maturity.

     The fair value of deferred annuities and supplementary contracts without life contingencies with an interest guarantee of one year or less is valued at the amount of the policy reserve. In determining the fair value of deferred annuities and supplementary contracts without life contingencies with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate, plus 150 basis points, was used to determine the present value of the projected account value of the policy at the end of the current guarantee period.

     Deposit type funds, including pension deposit administration contracts, dividend accumulations, and other funds left on deposit not involving life contingencies, have interest guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances.

     DEBT

     The carrying value of debt reported on the balance sheet approximates fair value.

     The estimated fair values of the financial instruments as of December 31, were as follows:


                                                             1997                                    1996
                                                  CARRYING              FAIR              CARRYING             FAIR
                                                   VALUE                VALUE               VALUE              VALUE
                                                                             (IN THOUSANDS)
Financial assets:
Cash and cash equivalents                   $         159,307  $           159,307  $         172,895  $         172,895
Short-term investments                              1,078,276            1,078,276            164,967            164,967
Debt securities                                     7,213,966            7,316,601          6,451,078          6,500,017
Equity securities                                     373,388              373,388            235,351            235,351
Mortgage loans                                        927,501              956,041            947,076            986,900
Policy loans                                        1,986,728            2,104,704          1,667,784          1,645,899
                                               ---------------     ----------------     --------------     --------------
Total financial assets                      $      11,739,166  $        11,988,317  $       9,639,151  $       9,706,029
                                               ===============     ================     ==============     ==============

Financial liabilities:
Policy liabilities                          $         902,200  $           902,200  $         875,200  $         875,100
Securities sold subject to repurchase
  agreements                                          137,473              137,473
Other indebtedness                                    471,085              471,085            490,430            490,430
                                               ---------------     ----------------     --------------     --------------
Total financial liabilities                 $       1,510,758  $         1,510,758  $       1,365,630  $       1,365,530
                                               ===============     ================     ==============     ==============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   OTHER INDEBTEDNESS


                                             DECEMBER 31,
                                        1997             1996
                                            (IN THOUSANDS)


 Short-term debt                 $        15,539  $        12,455
 Bank borrowings                         263,732          280,845
 Notes payable                            14,632           19,522
 Surplus notes                           175,000          175,000
 Secured debt                              2,182            2,608
                                     ------------     ------------

 Total other indebtedness        $       471,085  $       490,430
                                     ============     ============


     Phoenix has various lines of credit established with major commercial banks. As of December 31, 1997, Phoenix had outstanding balances totaling $264.5 million. The total unused credit was $145.3 million. Interest rates ranged from 5.42% to 6.63% in 1997.

     On November 25, 1996, Phoenix issued $175 million of surplus notes (See
     Note 3).

     Maturities of other indebtedness are as follows: 1998 - $15.5 million; 1999
     - $55 million; 2000 - $4 million; 2001 - $29 million; 2002 - $192 million;
     2003 and thereafter - $175.5 million.

     Interest expense was $32.5 million, $18.0 million and $7.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

8.   INCOME TAXES

     A summary of income taxes (benefits) in the Consolidated Statement of Income and Equity for the year ended December 31, was as follows:


                           1997          1996            1995
                                       (IN THOUSANDS)

 Income taxes
   Current           $      54,514  $     59,673  $        59,590
   Deferred                  2,555        19,658          (16,238)
                        -----------    ----------     ------------

 Total               $      57,069  $     79,331  $        43,352
                        ===========    ==========     ============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The income taxes attributable to the consolidated results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the tax effects of each for the year ended December 31, were as follows (in thousands, aside from the percentages):


                                                    1997                   1996                  1995
                                                                  %                     %                      %

Income tax expense at statutory rate          $       80,710      35  $      66,136     35  $      55,318      35
Non-taxable gain on Phoenix Duff &
    Phelps merger                                                                                 (14,203)     (9)
Dividend received deduction and
  tax-exempt interest                                 (2,513)     (1)        (2,107)    (1)          (623)
Other, net                                            (8,017)     (4)         2,736      1          2,860       1
                                                 ------------   -----   ------------  -----   ------------   -----
                                                      70,180      30         66,765     35         43,352      27
 Differential earnings (equity tax)                  (13,111)     (5)        12,566      7
                                                 ------------   -----   ------------  -----   ------------   -----

Income taxes                                  $       57,069      25  $      79,331     42  $      43,352      27
                                                 ============   =====   ============  =====   ============   =====

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The deferred income tax liability (asset) represents the tax effects of temporary differences attributable to the consolidated tax return group. The components were as follows:


                                  DECEMBER 31,
                                    1997 1996
                                 (IN THOUSANDS)

Deferred policy acquisition costs                 $       303,500  $        220,135
Unearned premium/deferred revenue                        (139,817)         (131,513)
Impairment reserves                                       (26,102)          (43,331)
Pension and other postretirement benefits                 (56,643)          (58,230)
Investments                                                77,202            50,219
Future policyholder benefits                             (140,980)          (37,904)
Other                                                      45,053            15,633
                                                     -------------     -------------
                                                           62,213            15,009
Net unrealized investment gains                            84,134            48,320
Minimum pension liability                                  (2,526)           (1,395)
Foreign tax credit                                                           (1,109)
                                                     -------------     -------------

Deferred income tax liability, net
  before valuation allowance                              143,821            60,825

Valuation allowance                                                           1,109
                                                     -------------     -------------

Deferred income tax liability, net                $       143,821  $         61,934
                                                     =============     =============


     Gross deferred income tax assets totaled $366 million and $274 million at December 31, 1997 and 1996, respectively. Gross deferred income tax liabilities totaled $510 million and $336 million at December 31, 1997 and 1996, respectively. It is management's assessment, based on Phoenix's earnings and projected future taxable income, that it is more likely than not that deferred income tax assets at December 31, 1997 and 1996, with the exception of the foreign tax credit, will be realized.

     The Internal Revenue Service is currently examining Phoenix's tax returns for 1995 and 1996. Management does not believe that there will be a material adverse effect on the financial statements as a result of pending tax matters.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9.   PENSION AND OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT PLANS

     PENSION PLANS

     Phoenix has a multi-employer, non-contributory, defined benefit pension plan covering substantially all of its employees. Retirement benefits are a function of both years of service and level of compensation. Phoenix also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to Internal Revenue Code. Phoenix's funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributable to service to date, but also for service expected to be earned in the future.

     Components of net periodic pension cost for the year ended December 31, were as follows:


                                                           1997              1996             1995
                                                                        (IN THOUSANDS)

 Service cost - benefits earned during the year     $        10,278  $         10,076  $         9,599
 Interest accrued on projected benefit obligation            22,650            22,660           19,880
 Actual return on assets                                    (53,093)          (38,788)         (62,567)
 Net amortization and deferral                               30,488            17,318           45,807
                                                        ------------     -------------     ------------

 Net periodic pension cost                          $        10,323  $         11,266  $        12,719
                                                        ============     =============     ============


     In 1996, Phoenix offered an early retirement program which granted an additional benefit of five years of age and service. As a result of the early retirement program, Phoenix recorded an additional pension expense of $8.7 million for the year ended December 31, 1996.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The funded status of the plan for which assets exceeded accumulated benefit obligations was as follows:


                                                                            DECEMBER 31,
                                                                       1997            1996
                                                                           (IN THOUSANDS)

Actuarial present value of vested benefit obligation           $       236,443  $      213,148
Actuarial present value of non-vested benefit obligation                16,312          14,828
                                                                  -------------    ------------

Accumulated benefit obligation                                         252,755         227,976
Present value effect of future salary increases                         32,316          33,910
                                                                  -------------    ------------

Projected benefit obligation                                   $       285,071  $      261,886
                                                                  =============    ============
Plan assets at fair value                                      $       321,555  $      292,070
                                                                  =============    ============

Plan assets in excess of projected benefit obligation          $       (36,484) $      (30,184)
Unrecognized net gain from past experience                              60,759          52,312
Unrecognized prior service benefit                                          52             240
Unamortized transition asset                                            16,586          19,745
                                                                  -------------    ------------

Net pension liability (included in other liabilities)          $        40,913  $       42,113
                                                                  =============    ============


     At December 31, 1997 and 1996, the non-qualified plan was unfunded and had projected benefit obligations of $50.4 million and $50.0 million, respectively. The accumulated benefit obligations as of December 31, 1997 and 1996 related to this plan were $42.8 million and $37.4 million, respectively, and are included in other liabilities.

     Phoenix recorded, as a reduction of policyholders' equity, an additional minimum pension liability of $4.7 million and $2.8 million, net of income taxes, at December 31, 1997 and 1996, respectively, representing the excess of accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities for the non-qualified plan. Phoenix has also recorded an intangible asset of $18.0 million and $19.8 million as of December 31, 1997 and 1996 related to the non-qualified plan.

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.0% and 4.0%, for 1997 and 7.5% and 4.5% for 1996. The discount rate assumption for 1997 was determined based on a study that matched available high quality investment securities with the expected timing of pension liability payments. The expected long-term rate of return on retirement plan assets was 8.0%.

     The pension plan's assets include corporate and government debt securities, equity securities, real estate, venture capital funds, and shares of mutual funds.

     Phoenix also sponsors savings plans for its employees and agents which are qualified under Internal Revenue Code Section 401(k). Employees and agents may contribute a portion of their annual salary, subject to limitation, to the plans. Phoenix contributes an additional amount, subject to limitation, based on the voluntary contribution of the employee or agent. Company contributions charged to expense with respect to these plans during the years ended December 31, 1997, 1996 and 1995 were $3.8 million, $4.2 million and $4.2 million, respectively.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     OTHER POSTRETIREMENT BENEFIT PLANS

     In addition to Phoenix's pension plans, Phoenix currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans sponsored by Phoenix. A substantial portion of Phoenix's employees may become eligible for these benefits upon retirement. The health care plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

     Phoenix recognizes the costs and obligations of postretirement benefits other than pensions over the employees' service period ending with the date an employee is fully eligible to receive benefits.

     The plan's funded status reconciled with amounts recognized in Phoenix's Consolidated Balance Sheet, was as follows:


                                                                          DECEMBER 31,
                                                                   1997              1996
                                                                         (IN THOUSANDS)

Accumulated postretirement benefit obligation
  Retirees                                                   $       35,900    $       30,576
  Fully eligible active plan participants                             6,889            11,466
  Other active plan participants                                     23,829            21,614
                                                                 ------------       -----------
  Total accumulated postretirement benefit obligation                66,618            63,656
Unrecognized net gain from past experience                           28,037            29,173
                                                                 ------------       -----------

Accrued postretirement benefit liability                     $       94,655    $       92,829
                                                                 ============       ===========


     The components of net periodic postretirement benefit cost for the year ended December 31, were as follows:


                                                       1997           1996           1995
                                                                 (IN THOUSANDS)

Service cost - benefits earned during year       $       3,136  $       2,765  $      3,366
Interest cost accrued on benefit obligation              4,441          4,547         5,275
Net amortization                                        (1,527)        (1,577)         (458)
                                                     ----------     ----------     ---------

Net periodic postretirement benefit cost         $       6,050  $       5,735  $      8,183
                                                     ==========     ==========     =========

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     In addition to the net periodic postretirement benefit cost, Phoenix expensed an additional $3.0 million for postretirement benefits related to the early retirement program for the year ended December 31, 1996.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 1997 and 7.5% at December 31, 1996.

     For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1997, health care costs were assumed to increase 9.5% in 1997, declining thereafter until the ultimate rate of 5.5% is reached in 2002 and remains at that level thereafter. For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1996, health care costs were assumed to increase 9.5% in 1996, declining thereafter until the ultimate rate of 5.5% is reached in 2002 and remained at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation by $5.3 million and the annual service and interest cost by $.8 million, before taxes. Gains and losses that occur because actual experience differs from the estimates are amortized over the average future service period of employees.

     OTHER POSTEMPLOYMENT BENEFITS

     Phoenix recognizes the costs and obligations of severance, disability and related life insurance and health care benefits to be paid to inactive or former employees after employment but before retirement. Postemployment benefit expense was $.4 million for 1997, $.4 million for 1996 and $.5 million for 1995.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.  SEGMENT INFORMATION

     Phoenix operates principally in seven segments: Individual Insurance, Group Life and Health Insurance, Life Reinsurance, General Lines Brokerage, Securities Management, Real Estate Management and Other Operations. Other Operations includes unallocated investment income, expenses and realized investment gains related to capital in excess of segment requirements; assets include equity securities.

     Summarized below is financial information with respect to the business segments:


                                                              DECEMBER 31,
                                               1997                 1996                 1995
                                 (IN THOUSANDS)
REVENUES
Individual Insurance                  $         2,028,230  $         1,796,572  $         1,752,338
Group Life and Health Insurance                   459,405              462,551              421,771
Life Reinsurance                                  162,843              143,314              128,813
General Lines Brokerage                            64,093               61,809               40,977
Securities Management                             177,894              164,966              112,206
Real Estate Management                             15,319               13,550               13,562
Other Operations                                   80,496               82,273               48,873
                                         -----------------    -----------------    -----------------
Total                                 $         2,988,280  $         2,725,035  $         2,518,540
                                         =================    =================    =================

OPERATING INCOME
Individual Insurance                  $           132,308  $            63,013  $            43,094
Group Life and Health Insurance                    31,276               11,220               19,921
Life Reinsurance                                   10,592                8,078               17,656
General Lines Brokerage                           (21,652)              (2,935)              (1,887)
Securities Management                              38,813               44,440               23,667
Real Estate Management                             (2,433)              (3,783)                (184)
Other Operations                                   41,695               68,928               15,204
                                         -----------------    -----------------    -----------------
Total                                 $           230,599  $           188,961  $           117,471
                                         =================    =================    =================

IDENTIFIABLE ASSETS
Individual Insurance                  $        15,679,598  $        12,961,648
Group Life and Health Insurance                   655,800              596,800
Life Reinsurance                                  313,500              304,300
General Lines Brokerage                           111,900              117,300
Securities Management                             615,112              376,000
Real Estate Management                            278,500              319,400
Other Operations                                  864,309              777,600
                                         -----------------    -----------------
Total                                 $        18,518,719  $        15,453,048
                                         =================    =================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11.  LEASES AND RENTALS

     Rental expenses for operating leases, principally with respect to buildings, amounted to $14.9 million, $14.8 million and $14.6 million in 1997, 1996, and 1995, respectively. Future minimum rental payments under non-cancelable operating leases were approximately $51.0 million as of December 31, 1997, payable as follows: 1998 - $15.7 million; 1999 - $12.9 million; 2000 - $10.1 million; 2001 - $5.6 million; 2002 - $3.6 million;
     and $3.1 million thereafter.

12.  PROPERTY AND EQUIPMENT

     Property, equipment and leasehold improvements, consisting primarily of office buildings occupied by Phoenix, are stated at depreciated cost. Real estate occupied by Phoenix was $109.0 million and $97.2 million, respectively, at December 31, 1997 and 1996. Phoenix provides for depreciation using straight line and accelerated methods over the estimated useful lives of the related assets which generally range from five to forty years. Accumulated depreciation and amortization was $164.4 million and $144.1 million at December 31, 1997 and 1996, respectively.

13.  DIRECT BUSINESS WRITTEN AND REINSURANCE

     As is customary practice in the insurance industry, Phoenix assumes and cedes reinsurance as a means of diversifying underwriting risk. The maximum amount of individual life insurance retained by Phoenix on any one life is $8 million for single life and joint first-to-die policies and $10 million for joint last-to-die policies, with excess amounts ceded to reinsurers. For reinsurance ceded, Phoenix remains liable in the event that assuming reinsurers are unable to meet the contractual obligations. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

     Additional information on direct business written and reinsurance assumed and ceded for the years ended December 31, was as follows:


                                                            1997                   1996                    1995
                                                                              (IN THOUSANDS)
Direct premiums                                   $          1,592,800  $             1,473,869  $          1,455,459
Reinsurance assumed                                            329,927                  276,630               271,498
Reinsurance ceded                                             (282,121)                (231,677)             (270,082)
                                                      -----------------     --------------------     -----------------
Net premiums                                      $          1,640,606  $             1,518,822  $          1,456,875
                                                      =================     ====================     =================

Direct policy and contract claims incurred        $            626,834  $               575,824  $            605,545
Reinsurance assumed                                            410,704                  170,058               256,529
Reinsurance ceded                                             (373,127)                (160,646)             (292,357)
                                                      -----------------     --------------------     -----------------
Net policy and contract claims incurred           $            664,411  $               585,236  $            569,717
                                                      =================     ====================     =================

Direct life insurance in force                    $        120,394,664  $           108,816,856  $        102,606,749
Reinsurance assumed                                         84,806,585               61,109,836            36,724,852
Reinsurance ceded                                          (74,764,639)             (51,525,976)          (34,093,090)
                                                      -----------------     --------------------     -----------------
Net insurance in force                            $        130,436,610  $           118,400,716  $        105,238,511
                                                      =================     ====================     =================

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Irrevocable letters of credit aggregating $134.8 million at December 31, 1997 have been arranged with United States commercial banks in favor of Phoenix to collateralize the ceded reserves.

14.  PARTICIPATING LIFE INSURANCE

     Participating life insurance in force was 79.6% and 80.0% of the face value of total individual life insurance in force at December 31, 1997 and 1996, respectively. The premiums on participating life insurance policies were 83.5%, 84.1% and 84.7% of total individual life insurance premiums in 1997, 1996 and 1995, respectively.

15.  DEFERRED POLICY ACQUISITION COSTS

     The following reflects the amount of policy acquisition costs deferred and amortized for the years ended December 31:


                                                           1997                1996                1995
                                                                          (IN THOUSANDS)

Balance at beginning of year                     $            926,274  $         816,128  $         1,128,227
Acquisition cost deferred                                     295,189            153,873              143,519
Amortized to expense during the year                         (105,071)           (95,255)            (113,788)
Adjustment to equity during the year                          (77,985)            51,528             (341,830)
                                                     -----------------     --------------     ----------------

Balance at end of year                           $          1,038,407  $         926,274  $           816,128
                                                     =================     ==============     ================


16.  MINORITY INTEREST

     Phoenix's interests in Phoenix Duff & Phelps Corporation and American Phoenix Corporation, through its wholly-owned subsidiary PM Holdings are represented by ownership of approximately 60% and 92%, respectively, of the outstanding shares of common stock at December 31, 1997. Earnings and policyholders' equity attributable to minority shareholders are included in minority interest in the consolidated financial statements along with Phoenix Duff & Phelps' preferred stock.

17.  CONTINGENCIES

     FINANCIAL GUARANTEES

     Phoenix is contingently liable for financial guarantees provided in the ordinary course of business on the repayment of principal and interest on certain industrial revenue bonds. The contractual amounts of financial guarantees reflect Phoenix's maximum exposure to credit loss in the event of nonperformance. The principal amount of bonds guaranteed by Phoenix at December 31, 1997 and 1996 was $88.7 million and $88.8 million, respectively. Management believes that any loss contingencies which may arise from Phoenix's financial guarantees would not have a material adverse effect on Phoenix's liquidity or financial condition.

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     LITIGATION

     In 1996, Phoenix announced the settlement of a class action suit which was approved by a New York State Supreme Court judge on January 3, 1997. The suit related to the sale of individual participating life insurance and universal life insurance policies from 1980 to 1995. An after tax provision of $25 million was recorded in 1995. In addition, $7 million after-tax was expensed in 1996. Phoenix estimates the cost of settlement to be $40 million after tax. Management believes, after consideration of the provisions made in these financial statements, this suit will not have a material effect on Phoenix's consolidated financial position.

     Phoenix is a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel after consideration of the provisions made in these financial statements, the ultimate resolution of these proceedings will not have a material effect on Phoenix's consolidated financial position.

18.  STATUTORY FINANCIAL INFORMATION

     The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. As of December 31, 1997, there were no material practices not prescribed by the Insurance Department of the State of New York. Statutory surplus differs from policyholders' equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, surplus notes are not included in policyholders' equity, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

     The following reconciles the statutory net income of Phoenix as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:


                                                     1997              1996              1995
                                                                  (IN THOUSANDS)

Statutory net income                          $        60,702  $         72,961  $        64,198
Deferred policy acquisition costs, net                 48,821            58,618           29,766
Future policy benefits                                 (9,145)          (16,793)         (15,763)
Pension and postretirement expenses                    (7,955)          (23,275)         (12,691)
Investment valuation allowances                        88,813            76,631           56,745
Interest maintenance reserve                           17,544            (5,158)           5,829
Deferred income taxes                                 (36,250)          (67,064)         (10,021)
Other, net                                              2,118             4,808           (4,314)
                                                  ------------     -------------     ------------

Net income, as reported                       $       164,648  $        100,728  $       113,749
                                                  ============     =============     ============

PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The following reconciles the statutory surplus and asset valuation reserve
     (AVR) of Phoenix as reported to regulatory authorities to policyholders' equity as reported in these financial statements:


                                                                 DECEMBER 31,
                                                           1997               1996
                                                                (IN THOUSANDS)

Statutory surplus, surplus notes and AVR             $       1,152,820  $       1,102,200
Deferred policy acquisition costs, net                       1,227,782          1,037,664
Future policy benefits                                        (395,436)          (379,820)
Pension and postretirement expenses                           (169,383)          (152,112)
Investment valuation allowances                                (40,032)          (139,562)
Interest maintenance reserve                                    33,794              6,897
Deferred income taxes                                          (12,051)            82,069
Surplus notes                                                 (157,500)          (157,500)
Other, net                                                     (11,904)            (2,367)
                                                         --------------     --------------
Policyholders' equity, as reported                   $       1,628,090  $       1,397,469
                                                         ==============     ==============


     The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its policyholders. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

PHOENIX HOME LIFE
VARIABLE UNIVERSAL LIFE ACCOUNT


FINANCIAL STATEMENTS


The Subaccounts of the Phoenix Home Life Variable Universal Life Account to which allocations under the Rider may be made will be activated upon the effective date of this registration statement, therefore, financial data with respect to these Subaccounts is not available.

                                   APPENDIX A

              ILLUSTRATIONS OF DEATH BENEFITS AND RIDER CASH VALUES

    The tables on the following pages illustrate how a VIA's death benefits and Rider Cash Value could vary over time assuming constant hypothetical gross (after tax) annual investment returns of 0%, 6% and 12%. The VIA benefits will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the figures will be different if the returns averaged 0%, 6% or 12% over a period of years, but went above or below those figures in individual policy years. The VIA benefits also will differ, depending on your asset allocations to each Subaccount of the VUL Account, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for the individual Subaccounts. The tables are for standard risk males and females who have never smoked. In states where cost of insurance rates are not based on the Insured's sex, the tables designated "male" apply to all standard risk insureds who have never smoked. Cash values may be lower for smokers or former smokers or for risk classes involving higher mortality risk. The death benefit and Rider Cash Value amounts reflect the following current charges:

1. Monthly deduction charge, which can vary in amount from month to month. Cost of insurance charge. The tables illustrate cost of insurance at both the current rates and at the maximum rates guaranteed in the Policies.
    (See "Charges and Deductions--Cost of Insurance.")

2. Mortality and expense risk charge, which is a daily charge equivalent to .50% on an annual basis against the VUL Account for mortality and expense risks. (See "Charges and Deductions--Mortality and Expense Risk Charge.")


    These illustrations also assume an average investment advisory fee of .75% on an annual basis, of the average daily net asset value of each of the Series of the Funds. These illustrations also assume other ongoing average Fund expenses of .26%. All other Fund expenses, except capital items such as brokerage commissions, are paid by the Adviser or Phoenix. Management may decide to limit the amount of expense reimbursement in the future. If expense reimbursement had not been in place for the fiscal year ended December 31, 1997, average total operating expenses for the Series would have been approximately 1.13% of the average net assets. See "Charges and Deductions--Investment Management Charge."

    Taking into account the mortality and expense risk charge and the investment advisory fees and expenses, the gross annual investment return rates of 0%, 6% and 12% on the Funds' assets are equivalent to net annual investment return rates of approximately -1.50%, 4.47% and 10.44%, respectively. For individual illustrations, interest rates ranging between 0% and 12% may be selected in place of the 6% rate.

    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the VUL Account in the future. If such tax charges are imposed in the future, then in order to produce after tax returns equal to those illustrated for 0%, 6% and 12%, a sufficiently higher amount in excess of the hypothetical interest rates would have to be earned. (See "Charges and Deductions--Other Charges--Taxes.")


    The second column of each table shows the amount that would accumulate if an amount equal to the premiums paid were invested to earn interest, after taxes, at 5% compounded annually. These tables show that if a Policy is returned in its very early years for payment of its Rider Cash Value, that Rider Cash Value may be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning a Rider for a relatively short time may be high.

    On request, we will furnish the Rider Owner with a comparable illustration based on the age and sex of the proposed insured person(s), standard risk assumptions and the initial face amount and planned premium chosen.

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY        PAGE 1 OF 2
                 STATUTORY HOME OFFICE: EAST GREENBUSH, NEW YORK
MALE 40 NEVERSMOKE

                     THE VARIABLE INSURANCE ADDITIONS RIDER

                            ASSUMING CURRENT CHARGES

                      DIVIDENDS
                      APPLIED TO               RIDER                           RIDER                          RIDER
          DIVIDENDS      VIAS                  CASH    VIA DEATH               CASH     VIA DEATH             CASH      VIA DEATH
          APPLIED TO    ACCUM.                 VALUE    BENEFIT                VALUE     BENEFIT              VALUE      BENEFIT
    YEAR     VIAS       @ 5.0%                 @ 0%       @ 0%                  @ 6%      @ 6%                @ 12%       @ 12%
  -------  ---------  ----------            ---------- ----------            --------- ----------            ---------  ----------

     1      1,614        1,695                 1,582      8,095                 1,679      8,095                1,775      8,095
     2        365        2,163                 1,911      8,095                 2,127      8,095                2,355      8,620
     3        473        2,767                 2,340      8,283                 2,707      9,584                3,113     11,020
     4        580        3,515                 2,866      9,802                 3,422     11,704                4,064     13,900
     5        690        4,415                 3,490     11,553                 4,281     14,169                5,232     17,318

     6        803        5,479                 4,213     13,524                 5,291     16,985                6,640     21,315
     7        920        6,719                 5,037     15,615                 6,464     20,040                8,318     25,786
     8      1,073        8,182                 5,995     18,044                 7,843     23,609               10,331     31,095
     9      1,228        9,880                 7,086     20,619                 9,439     27,467               12,714     36,998
    10      1,383       11,826                 8,307     23,426                11,258     31,749               15,504     43,721

    11      1,545       14,040                 9,662     26,379                13,318     36,360               18,748     51,184
    12      1,715       16,542                11,157     29,567                15,636     41,435               22,500     59,624
    13      1,983       19,452                12,883     33,110                18,321     47,086               26,914     69,169
    14      2,250       22,787                14,834     36,938                21,387     53,255               32,053     79,814
    15      2,520       26,572                17,008     40,990                24,851     59,890               37,991     91,560

    16      2,813       30,854                19,421     45,446                28,748     67,271               44,827    104,897
    17      3,110       35,663                22,071     50,102                33,099     75,136               52,651    119,519
    18      3,310       40,921                24,856     54,933                37,818     83,577               61,448    135,800
    19      3,503       46,645                27,766     59,697                42,908     92,253               71,301    153,298
    20      3,708       52,871                30,807     64,388                48,395    101,146               82,321    172,052

  @ 65     57,366       92,626                44,900     81,718                78,811    143,437              155,139    282,354



VIA death benefit and Rider Cash Values are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no surrenders of VIA or withdrawals, and are calculated at the end of the Rider Year. Dividends applied to VIAs shown are allocated at the beginning of the Rider Year. Values shown reflect an effective annual asset charge of 1.51% (includes mortality and expense risk charge of 0.5% and average fund operating expenses of 1.01% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate dividends allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated.

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY        PAGE 2 OF 2
                 STATUTORY HOME OFFICE: EAST GREENBUSH, NEW YORK
MALE 40 NEVERSMOKE

                     THE VARIABLE INSURANCE ADDITIONS RIDER

                           ASSUMING GUARANTEED CHARGES

                      DIVIDENDS
                      APPLIED TO               RIDER                           RIDER                          RIDER
          DIVIDENDS      VIAS                  CASH    VIA DEATH               CASH     VIA DEATH             CASH      VIA DEATH
          APPLIED TO    ACCUM.                 VALUE    BENEFIT                VALUE     BENEFIT              VALUE      BENEFIT
    YEAR     VIAS       @ 5.0%                 @ 0%       @ 0%                  @ 6%      @ 6%                @ 12%       @ 12%
  -------  ---------  ----------            ---------- ----------            --------- ----------            ---------  ----------

     1      1,614        1,695                 1,575      8,095                 1,671      8,095                1,767      8,095
     2        365        2,163                 1,896      8,095                 2,112      8,095                2,339      8,561
     3        473        2,767                 2,317      8,204                 2,682      9,495                3,084     10,919
     4        580        3,515                 2,834      9,693                 3,384     11,574                4,019     13,746
     5        690        4,415                 3,447     11,409                 4,226     13,989                5,164     17,092

     6        803        5,479                 4,155     13,339                 5,215     16,742                6,541     20,998
     7        920        6,719                 4,961     15,381                 6,361     19,720                8,178     25,353
     8      1,073        8,182                 5,897     17,752                 7,706     23,195               10,137     30,514
     9      1,228        9,880                 6,962     20,261                 9,259     26,943               12,451     36,234
    10      1,383       11,826                 8,152     22,990                11,025     31,092               15,153     42,731

    11      1,545       14,040                 9,471     25,855                13,021     35,547               18,284     49,917
    12      1,715       16,542                10,921     28,940                15,259     40,436               21,892     58,016
    13      1,983       19,452                12,593     32,365                17,847     45,867               26,126     67,144
    14      2,250       22,787                14,481     36,057                20,795     51,779               31,039     77,287
    15      2,520       26,572                16,579     39,955                24,114     58,114               36,693     88,430

    16      2,813       30,854                18,901     44,229                27,836     65,137               43,174    101,028
    17      3,110       35,663                21,444     48,678                31,976     72,586               50,557    114,766
    18      3,310       40,921                24,103     53,269                36,442     80,536               58,811    129,972
    19      3,503       46,645                26,867     57,765                41,232     88,649               67,998    146,195
    20      3,708       52,871                29,742     62,161                46,364     96,901               78,206    163,451

  @ 65     57,366       92,626                42,645     77,615                73,967    134,621              143,717    261,565



VIA death benefit and Rider Cash Values are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no surrenders of VIA or withdrawals, and are calculated at the end of the Rider Year. Dividends applied to VIAs shown are allocated at the beginning of the Rider Year. Values shown reflect an effective annual asset charge of 1.51% (includes mortality and expense risk charge of 0.5% and average fund operating expenses of 1.01% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate dividends allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated.

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY        PAGE 1 OF 2
                 STATUTORY HOME OFFICE: EAST GREENBUSH, NEW YORK
FEMALE 40 NEVERSMOKE

                     THE VARIABLE INSURANCE ADDITIONS RIDER

                            ASSUMING CURRENT CHARGES

                      DIVIDENDS
                      APPLIED TO               RIDER                           RIDER                          RIDER
          DIVIDENDS      VIAS                  CASH    VIA DEATH               CASH     VIA DEATH             CASH      VIA DEATH
          APPLIED TO    ACCUM.                 VALUE    BENEFIT                VALUE     BENEFIT              VALUE      BENEFIT
    YEAR     VIAS       @ 5.0%                 @ 0%       @ 0%                  @ 6%      @ 6%                @ 12%       @ 12%
  -------  ---------  ----------            ---------- ----------            --------- ----------            ---------  ----------

     1      1,634        1,716                 1,604      7,202                 1,701      7,213                1,798      7,626
     2        450        2,274                 2,016      8,285                 2,239      9,204                2,474     10,170
     3        548        2,963                 2,516      9,989                 2,901     11,518                3,326     13,203
     4        648        3,792                 3,105     11,954                 3,694     14,222                4,372     16,833
     5        748        4,767                 3,780     14,102                 4,623     17,243                5,633     21,011

     6        845        5,892                 4,538     16,383                 5,690     20,540                7,126     25,725
     7        950        7,184                 5,384     18,791                 6,909     24,112                8,883     31,004
     8      1,063        8,660                 6,325     21,377                 8,294     28,034               10,940     36,978
     9      1,178       10,330                 7,359     24,138                 9,854     32,321               13,327     43,714
    10      1,295       12,206                 8,488     26,991                11,598     36,881               16,080     51,134

    11      1,418       14,305                 9,714     29,921                13,538     41,697               19,240     59,260
    12      1,550       16,648                11,046     32,916                15,692     46,761               22,858     68,116
    13      1,723       19,289                12,519     36,181                18,109     52,336               27,022     78,094
    14      1,900       22,249                14,135     39,719                20,804     58,459               31,789     89,327
    15      2,078       25,543                15,891     43,225                23,787     64,701               37,219    101,236

    16      2,268       29,202                17,796     46,983                27,082     71,498               43,389    114,549
    17      2,468       33,253                19,857     50,836                30,712     78,623               50,384    128,983
    18      2,628       37,675                22,031     54,858                34,647     86,271               58,238    145,012
    19      2,780       42,478                24,309     58,827                38,891     94,116               67,028    162,209
    20      2,945       47,694                26,700     62,745                43,470    102,156               76,862    180,627

  @ 65     48,535       80,976                37,872     76,880                69,052    140,176              142,305    288,880



VIA death benefit and Rider Cash Values are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no surrenders of VIA or withdrawals, and are calculated at the end of the Rider Year. Dividends applied to VIAs shown are allocated at the beginning of the Rider Year. Values shown reflect an effective annual asset charge of 1.51% (includes mortality and expense risk charge of 0.5% and average fund operating expenses of 1.01% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate dividends allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated.

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY        PAGE 2 OF 2
                 STATUTORY HOME OFFICE: EAST GREENBUSH, NEW YORK
FEMALE 40 NEVERSMOKE

                     THE VARIABLE INSURANCE ADDITIONS RIDER

                           ASSUMING GUARANTEED CHARGES

                      DIVIDENDS
                      APPLIED TO               RIDER                           RIDER                          RIDER
          DIVIDENDS      VIAS                  CASH    VIA DEATH               CASH     VIA DEATH             CASH      VIA DEATH
          APPLIED TO    ACCUM.                 VALUE    BENEFIT                VALUE     BENEFIT              VALUE      BENEFIT
    YEAR     VIAS       @ 5.0%                 @ 0%       @ 0%                  @ 6%      @ 6%                @ 12%       @ 12%
  -------  ---------  ----------            ---------- ----------            --------- ----------            ---------  ----------

     1      1,634        1,716                 1,598      7,202                 1,695      7,202                1,792      7,600
     2        450        2,274                 2,003      8,233                 2,225      9,146                2,459     10,107
     3        548        2,953                 2,494      9,904                 2,876     11,419                3,297     13,089
     4        648        3,792                 3,072     11,828                 3,654     14,070                4,324     16,648
     5        748        4,767                 3,734     13,929                 4,564     17,024                5,559     20,735

     6        845        5,892                 4,475     16,156                 5,607     20,240                7,017     25,333
     7        950        7,184                 5,301     18,502                 6,795     23,716                8,729     30,465
     8      1,063        8,660                 6,218     21,017                 8,143     27,523               10,727     36,257
     9      1,178       10,330                 7,224     23,696                 9,657     31,674               13,038     42,766
    10      1,295       12,206                 8,320     26,459                11,344     36,074               15,695     49,911

    11      1,418       14,305                 9,509     29,287                13,216     40,706               18,735     57,705
    12      1,550       16,648                10,796     32,172                15,289     45,561               22,204     66,167
    13      1,723       19,289                12,218     35,310                17,610     50,892               26,183     75,668
    14      1,900       22,249                13,774     38,705                20,188     56,729               30,720     86,323
    15      2,078       25,543                15,462     42,057                23,034     62,654               35,869     97,564

    16      2,268       29,202                17,289     45,643                26,168     69,085               41,696    110,078
    17      2,468       33,253                19,261     49,308                29,609     75,800               48,274    123,583
    18      2,628       37,675                21,334     53,123                33,325     82,981               55,628    138,513
    19      2,780       42,478                23,500     56,872                37,319     90,313               63,821    154,448
    20      2,945       47,694                25,770     60,559                41,613     97,791               72,947    171,425

  @ 65     48,535       80,976                36,130     73,344                65,071    132,096              132,362    268,696



VIA death benefit and Rider Cash Values are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no surrenders of VIA or withdrawals, and are calculated at the end of the Rider Year. Dividends applied to VIAs shown are allocated at the beginning of the Rider Year. Values shown reflect an effective annual asset charge of 1.51% (includes mortality and expense risk charge of 0.5% and average fund operating expenses of 1.01% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate dividends allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated.

                           PART II. OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                              RULE 484 UNDERTAKING

    Section 723 of the New York Business Corporation Law, as made applicable to insurance companies by Section 108 of the New York Insurance Law, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

    Article VI Section 6.1 of the By-Laws of Phoenix Home Life provides that:
"To the full extent permitted by the laws of the State of New York, the Company shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person ... is or was a Director or Officer of the Company; or ... serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, and also is or was a Director or Officer of the Company ... The Company shall also indemnify any [such] person ... by reason of the fact that such person or such person's testator or intestate is or was an employee or agent of the Company ...."

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            REPRESENTATION PURSUANT TO SECTION 26(E)(2)(A) UNDER THE
                        INVESTMENT COMPANY ACT OF 1940

    Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, Phoenix Home Life Mutual Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by Phoenix Home Life Mutual Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

    The facing sheet.

    The cross-reference sheet to Form N-8B-2.


    The Prospectus describing Phoenix Home Life Mutual Insurance Company's Variable Insurance Additions Amendment consisting of 61 pages.


    The undertaking to file reports.

    The Rule 484 undertaking.

    Representation Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940.

    The signature page.

    The powers of attorney for Mr. Booth and Ms. Young are filed herewith. Powers of attorney for all others are incorporated herein by reference to registrant's Post-Effective Amendment No. 1 to Form S-6, Registration No. 333-23171, filed on February 28, 1998.

    Written consents of the following persons:

         (a)  Edwin L. Kerr, Esq.*

         (b)  Jorden Burt Boros Cicchetti Berenson & Johnson, LLP*


         (c)  PricewaterhouseCoopers, LLP*


         (d)  Paul M. Fischer, F.S.A.*

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

    A. (1) Resolution of the Board of Directors of Depositor establishing the VUL Account is incorporated herein by reference to registrant's Post-Effective Amendment No. 15 to Form S-6, Registration No. 33-23251, filed on April 30, 1998.

         (2)  Not Applicable.

         (3)  Distribution of Policies:

              (a) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation dated December 31, 1996, incorporated by reference to registrant's Post-Effective Amendment No. 15 to Form S-6, Registration No. 33-23251, filed on April 30, 1998.

              (b) Form of Broker Dealer Supervisory and Service Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies, incorporated by reference to registrant's Post-Effective Amendment No. 15 to Form S-6, Registration No. 33-23251, filed on April 30, 1998.

              (c)  Not Applicable.

         (4)  Not Applicable.

         (5)  Specimen Policies with optional riders.


              Variable Insurance Additions Rider Form TR10, filed via Edgar with Registrant's Registration Statement filed on Form S-6 on
              July 9, 1998.


         (6) (a) Charter of Phoenix Home Life Mutual Insurance Company is incorporated herein by reference to registrant's Post-Effective Amendment No. 12 to Form S-6, Registration
                   No. 33-23251, filed on February 13, 1996.

              (b) By-laws of Phoenix Home Life Mutual Insurance Company is incorporated herein by reference to registrant's Post-Effective Amendment No. 12 to Form S-6, Registration No. 33-23251, filed on February 13, 1996.

         (7)  Not Applicable.

         (8)  Not Applicable.

         (9)  Not Applicable.

         (10) Not Applicable.

2. Opinion and Consent of Edwin L. Kerr, Esq., Counsel of Depositor as to the legality of the securities being registered.*


3. Not Applicable. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

4.  Not Applicable.

5.  Not Applicable.

6.  Consent of Jorden Burt Boros Cicchetti Berenson & Johnson, LLP.*


7.  Consent of PricewaterhouseCoopers, LLP.*

8.  Consent of Edwin L. Kerr, Esq. (Refer to Exhibit 2)


9.  Consent of Paul M. Fischer, F.S.A., CLU, ChFC*

--------------


* Filed Herewith.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Phoenix Home Life Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 10th day of November, 1998.


                              PHOENIX HOME LIFE VARIABLE UNIVERSAL LIFE ACCOUNT
                              -------------------------------------------------
                                                 (Registrant)



                              By: PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                  -------------------------------------------
                                                  (Depositor)

                               By:            /s/ John H. Beers
                                  -------------------------------------------
                                        *John H. Beers, Vice President
                                         and Associate General Counsel

  ATTEST:         /s/ Nancy J. Engberg
          -------------------------------------
          Nancy J. Engberg, Assistant Secretary




    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 10th day of November, 1998.


                SIGNATURE                     TITLE
                ---------                     -----

                                              Director
 ---------------------------------------
             *Sal H. Alfiero

                                              Director
 ---------------------------------------
             *J. Carter Bacot

                                              Director
 ---------------------------------------
             *Carol H. Baldi

                                              Director
 ---------------------------------------
            **Richard H. Booth

                                              Director
 ---------------------------------------
            *Peter C. Browning

                                              Director
 ---------------------------------------
             *Arthur P. Byrne

                                              Director
 ---------------------------------------
            *Richard N. Cooper

                                              Director
 ---------------------------------------
             *Gordon J. Davis

                                              Chairman of the Board, President
                                              and Chief Executive Officer
 ---------------------------------------      (Principal Executive Officer)
           *Robert W. Fiondella

                SIGNATURE                     TITLE
                ---------                     -----

                                              Director
 ---------------------------------------
           *Jerry J. Jasinowski

                                              Director
 ---------------------------------------
            *John W. Johnstone

                                              Director
 ---------------------------------------
           *Marilyn E. LaMarche

                                              Director
 ---------------------------------------
          *Philip R. McLoughlin

                                              Director
 ---------------------------------------
              *Indra Nooyi

                                              Executive Vice President and
                                              Chief Financial Officer (Principal
 ---------------------------------------      Accounting and Financial
            *David W. Searfoss                Officer)


                                              Director
 ---------------------------------------
            *Robert F. Vizza

                                              Director
 ---------------------------------------
           *Robert G. Wilson

                                              Director
 ---------------------------------------
            **Dona D. Young



By: /s/ John H. Beers
    ------------------------------------
    *John H. Beers as Attorney-in-Fact pursuant to Powers of Attorney, previously filed.

   **John H. Beers as Attorney-in-Fact pursuant to Powers of Attorney filed herewith.